Exhibit 99.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2025

March 13, 2026

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PRESENTATION OF INFORMATION
Throughout this Annual Information Form ("AIF"), the terms the "Company" and "South Bow" mean South Bow Corporation and its subsidiaries. Effective October 1, 2024, South Bow completed its spinoff from TC Energy Corporation ("TC Energy" or "Former Parent") of all of the assets and liabilities comprising TC Energy's Liquids Pipelines business segment (the "Liquids Pipelines business") by way of plan of arrangement ("Plan of Arrangement") and began operating as an independent, publicly traded entity (the "Spinoff"). South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the United States ("U.S."), safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and Gulf Coast.
Unless otherwise noted, the information contained in this AIF is given as of December 31, 2025. Amounts are expressed in U.S. dollars, unless otherwise indicated. The Glossary found at the end of this AIF contains certain terms defined throughout this AIF and abbreviations and acronyms that may not otherwise be defined in this AIF.
Certain portions of South Bow's management's discussion and analysis for the year ended December 31, 2025 (the "2025 Annual MD&A"), are incorporated by reference into this AIF, as stated below and elsewhere in this AIF. The 2025 Annual MD&A can be found on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in its filings with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.
Unless otherwise indicated, all financial information has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
FORWARD-LOOKING INFORMATION
This AIF, including the 2025 Annual MD&A disclosure incorporated by reference herein, includes forward-looking information or forward-looking statements (collectively, "forward-looking information") within the meaning of applicable Canadian and U.S. securities laws. The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan", or other similar words are often used to identify such forward-looking information. Forward-looking information in this AIF includes, but is not limited to, statements regarding:
•South Bow's future objectives and strategies and the methods it expects to employ to achieve those objectives and to implement such strategies and the outcomes thereof;
•expectations with respect to the development, costs, schedules and outcomes for planned projects, including those relating to the Blackrod Connection Project (defined below);
•the future prospects and growth opportunities of South Bow, including the timing thereof and their expected impact on South Bow;
•the programs and policies of South Bow, including the systems used to implement such policies and the effectiveness thereof;
•South Bow's dividend policy, including the declaration or payment of future dividends and the sustainability thereof;
•the business environment in which South Bow operates, including expected crude oil supply and demand levels and the sources thereof generally, and in relation to the WCSB;
•expected industry, market, and economic conditions, including their expected impact on South Bow and on its customers and suppliers;
•South Bow's competitive position and business prospects;
•expected earnings and future cash flows of South Bow, including the stability and sufficiency thereof;
•factors affecting South Bow's financial results;
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•the remediation plan and the effectiveness of the actions taken pursuant to the remediation plan to remediate the identified material weakness in the Company's internal controls;
•treatment under current and future regulatory regimes, including those relating to taxes, tariffs, and the environment;
•the timing and outcome of court and regulatory filings, proceedings, and decisions, as well as their impact on South Bow;
•expectations regarding South Bow's pipeline integrity spending;
•expected sources of environmental risks;
•South Bow's contract profile; and
•South Bow's intentions with respect to future issuances of first preferred shares of South Bow and second preferred shares of South Bow.
This forward-looking information reflects South Bow's beliefs and assumptions based on information available to South Bow at the time the statements were made and, as such, is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks, and uncertainties which could cause actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such forward-looking information. These assumptions, risks and uncertainties include, but are not limited to:
•realization of expected benefits from acquisitions, divestitures, and energy transition;
•South Bow's ability to successfully implement its strategic priorities, and whether they will yield the expected benefits;
•South Bow's ability to implement capital allocation priorities aligned with maximizing long-term shareholder returns;
•the operating performance and integrity of South Bow's assets;
•the amount of capacity sold and the tolls and rates achieved;
•the supply and demand for crude oil;
•energy industry exploration and development activities and production levels within supply basins;
•South Bow's reputation with key stakeholders;
•the performance of key officers, employees, and consultants;
•South Bow maintaining its status as a foreign private issuer;
•construction and completion of capital projects in a manner consistent with Management's expectations;
•cost, availability of, and inflationary pressures on labour, equipment, and materials;
•the availability and market prices of commodities;
•access to capital markets on competitive terms;
•South Bow maintaining its current credit ratings;
•interest, tax, and foreign exchange rates;
•performance and credit risk of South Bow's counterparties;
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
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•outcomes related to the MP-171 incident (defined below) and MP-14 incident (defined below) and the Withdrawal of Variable Toll Disputes on Keystone (defined below);
•performance by South Bow's Former Parent, South Bow, as applicable, and the other parties thereto, of their respective obligations under the Separation Agreement (defined below) and the Transition Services Agreement (defined below);
•South Bow's ability to effectively anticipate and assess changes to government policies and regulations, including those related to tariffs, trade, and the environment;
•South Bow's ability to effectively remediate the identified material weakness in the Company's internal controls in a timely manner;
•competition in the businesses in which South Bow operates;
•unexpected or unusual weather;
•acts of civil disobedience;
•cybersecurity and technological developments;
•sustainability-related risks;
•the impact of the energy transition on South Bow's business and results of operations;
•economic conditions in North America as well as globally;
•global health crises, such as pandemics and epidemics and the impacts related thereto; and
•other risks, uncertainties, and factors, many of which are beyond the control of South Bow, and some of which are discussed under Risk Factors in this AIF.
The forward-looking information in this AIF also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this AIF as of the date of this AIF. This financial outlook information is based on, among other things, the various assumptions disclosed in this AIF, including those under Forward-looking Information above. The internal projections, expectations, or beliefs are based on the 2026 budget, which is subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for South Bow's financial and operational results in 2026, and such information may not be appropriate for other purposes.
You can read more about these factors and others in the 2025 Annual MD&A and in other reports South Bow has filed with Canadian securities regulators and the SEC. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information. South Bow does not update its forward-looking statements due to new information or future events, unless it is required to by law.
SPECIFIED FINANCIAL MEASURES
This AIF references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management of South Bow considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.
South Bow's non-GAAP financial measures and non-GAAP ratios include normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, net debt, and net debt-to-normalized EBITDA. These measures and ratios are further described with a reconciliation, as applicable, to their most directly comparable GAAP measure in the "Specified Financial Measures" section of the 2025 Annual MD&A,
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which is incorporated by reference into this AIF and can be found on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in its filings with the SEC at www.sec.gov.

MARKET DATA AND INDUSTRY DATA
This AIF contains statistical data, market research, and industry forecasts that were obtained from third-party sources, industry publications, and publicly available information. South Bow believes that the market and industry data presented throughout this AIF are accurate and, with respect to data prepared by South Bow or on its behalf, that its estimates and assumptions are reasonable; however, there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this AIF is not guaranteed and South Bow makes no representation as to the accuracy of such information. Although South Bow believes it to be reliable, it has not independently verified any of the data from third-party sources referred to in this AIF, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic and other assumptions relied upon by such sources or makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey.
CORPORATE STRUCTURE
Incorporation
South Bow Corporation was incorporated on December 15, 2023 under the Canada Business Corporations Act ("CBCA") in order to carry out the Spinoff. South Bow did not carry on any active business prior to the completion of the Spinoff and, at all times prior to the completion of the Spinoff, South Bow did not have any assets or liabilities, did not conduct operations, and did not issue any shares. South Bow's head and registered office is currently located at Suite 900, 707 – 5 Street S.W., Calgary, Alberta, Canada, T2P 1V8. On October 1, 2024, following completion of the Spinoff, South Bow restated its articles of incorporation and by-laws to reflect the amendments thereto contemplated in the Plan of Arrangement.
Inter-corporate Relationships
The following diagram presents the name and jurisdiction of incorporation, continuance, or formation of the principal subsidiaries of South Bow. Each of the subsidiaries shown have total assets that exceed 10 per cent of the consolidated assets of South Bow or revenues that exceed 10 per cent of the consolidated revenues of South Bow. South Bow beneficially owns, controls, or directs, directly or indirectly, 100 per cent of the voting shares or units in each of these subsidiaries.
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GENERAL DEVELOPMENT OF THE BUSINESS
The following is a summary of significant developments in South Bow following the Spinoff and in the Liquids Pipelines business of TC Energy prior to the Spinoff, over the past three years:
Spinoff Transaction
On June 4, 2024, the shareholders of TC Energy and the Alberta Court of King's Bench approved the Spinoff. The Spinoff and the related transactions resulted in two separate, independent, investment-grade, publicly listed companies: (a) TC Energy; and (b) South Bow. South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and Gulf Coast. Pursuant to the Spinoff: (a) all of the assets and liabilities comprising the Liquids Pipelines business were transferred from TC Energy to South Bow; and (b) all of the common shares of South Bow were distributed to TC Energy shareholders on a pro rata basis.
On June 23, 2023, each of South Bow Infrastructure Holdings Ltd. ("HoldCo"), South Bow USA Infrastructure Holdings LLC ("U.S. LiquidsCo"), and South Bow Canadian Infrastructure Holdings Ltd. ("Canadian LiquidsCo") were formed as indirect wholly owned subsidiaries of TC Energy. In August 2023, the assets of the Liquids Pipelines business of TC Energy were consolidated under these newly formed entities to facilitate the Spinoff. HoldCo, U.S. LiquidsCo, and Canadian LiquidsCo are wholly owned subsidiaries of South Bow.
Related to the Spinoff, on August 28, 2024, each of U.S. LiquidsCo and Canadian LiquidsCo completed the issuance of U.S. dollar-equivalent notes in the aggregate principal amount of approximately $5.8 billion U.S. dollar-equivalent (the "Initial Notes Offering"). The net proceeds of the Initial Notes Offering were released to South Bow upon completion of the Spinoff and used to repay indebtedness owed by South Bow and its subsidiaries to TC Energy and its subsidiaries. Certain of the notes issued in the Initial Notes Offering were subsequently exchanged for new notes in August 2025 (see Description of Capital Structure – Notes in this AIF). Separately, South Bow established a C$2.0 billion four-year senior unsecured revolving credit facility (the "Revolving Credit Facility") in the third quarter of 2024, which was amended and restated on October 3, 2025, to extend the maturity date to October 1, 2029. There were no modifications to the financial covenants.
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Effective October 1, 2024, the Spinoff was implemented by way of the Plan of Arrangement pursuant to the terms of the Arrangement Agreement.
At closing of the Spinoff:
•TC Energy and South Bow entered into a separation agreement (the "Separation Agreement"), which set forth the agreement between TC Energy and South Bow with respect to the separation of the Liquids Pipelines business from the business of TC Energy in connection with the Spinoff, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow, including responsibility and liability for certain legal actions existing at the time of completion of the Spinoff. In particular, TC Energy agreed to indemnify South Bow for 86 per cent of remaining total net liabilities and costs associated with the Milepost 14 ("MP-14") incident and the variable toll disputes on Keystone (excluding any future impacts to the variable toll), subject to a maximum liability for South Bow of $22 million (C$30 million) for those two matters (collectively, the "TC Energy Indemnified Liquids Liabilities"). See Separation Agreement.
•TC Energy and South Bow provided certain services to one another pursuant to a transition services agreement (the "Transition Services Agreement"), which services were limited to those matters which, for practical reasons, TC Energy or South Bow, as applicable, could not feasibly self-perform or outsource to third parties as of the time of completion of the Spinoff. Such services were primarily provided by TC Energy to South Bow. South Bow provided limited transition services to TC Energy. Effective April 1, 2025, the Company transitioned to its own enterprise resource planning system, marking a significant milestone in fully establishing South Bow as an independent company. South Bow also completed the transition to its new supervisory control and data acquisition system in November 2025, the final significant item in the path to exiting the Transition Services Agreement.
•TC Energy and South Bow entered into a tax matters agreement (the "Tax Matters Agreement"), which governs the parties' respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Spinoff and certain related transactions to qualify as tax-free for Canadian or U.S. federal income tax purposes, tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.
•TC Energy assigned employees and transferred certain employee benefit plan assets and liabilities to South Bow, and both South Bow and South Bow USA Services, Inc. have established benefit plans and arrangements for the transferred employees pursuant to an employee matters agreement (the "Employee Matters Agreement") that was entered into between, among others, TC Energy and South Bow.
Separation Agreement
The Separation Agreement, which was entered into at closing of the Spinoff, sets forth the agreement between TC Energy and South Bow with respect to the separation of the Liquids Pipelines business from the business of TC Energy in connection with the Spinoff, including the transfer of certain assets related to the Liquids Pipelines business from TC Energy to South Bow and the allocation of certain liabilities and obligations related to the Liquids Pipelines business between TC Energy and South Bow, including responsibility and liability for certain legal actions existing at the time of completion of the Spinoff.
Under the terms of the Separation Agreement, South Bow agreed to indemnify TC Energy and its affiliates from and against any liabilities that were primarily attributed to the Liquids Pipelines business, whether arising or accruing at, prior to or after the time of completion of the Spinoff and whether the facts on which such liability were based occurred at, prior to, or after the time of completion of the Spinoff. This arrangement is subject to two primary exceptions, as TC Energy agreed to indemnify South Bow for the TC Energy Indemnified Liquids Liabilities, the effect of which is to limit South Bow's liability for the TC Energy Indemnified Liquids Liabilities to $22 million (C$30 million), in aggregate. Effective September 30, 2025, South Bow and associated parties mutually agreed to withdraw all complaints and protests associated with the variable toll disputes filed with the CER, FERC, the Court of King's Bench, and the District of Columbia
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Circuit Court (the "Withdrawal of Variable Toll Disputes"). Pursuant to an associated partial release of the indemnification agreement and the Separation Agreement, TC Energy was obligated to indemnify South Bow for certain amounts agreed to under the Withdrawal of Variable Toll Disputes.
The Separation Agreement also contains an indemnity under which TC Energy agreed to indemnify South Bow and its affiliates from and against any liabilities relating to the businesses and assets retained by TC Energy. TC Energy and South Bow also agreed to indemnify each other with respect to non-performance of their respective obligations under the Separation Agreement. In connection with the Withdrawal of Variable Toll Disputes, South Bow reached its maximum indemnity liability of $22 million (C$30 million).
The claim to recover economic damages under the United States-Mexico-Canada Agreement ("USMCA") relating to the legacy North American Free Trade Agreement ("NAFTA") and the revocation of the Keystone XL Presidential Permit in early 2021, which would have attributed damages to TC Energy and South Bow on a 90-10 split, respectively, if successful, was extinguished.
The separation of the Liquids Pipelines business was completed in accordance with the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, and the Plan of Arrangement.
Other matters provided for by the Separation Agreement include, among other things, access to books and records, confidentiality, and dispute resolution matters.
Following the Spinoff, TC Energy and South Bow became independent of each other to the greatest extent practicable. While the owners of both companies were initially the shareholders of TC Energy prior to the Spinoff, other than Mary Pat Salomone, who was elected to the board of directors of each of TC Energy and South Bow, there is no overlap in the directors, Management, or employees of TC Energy and South Bow. However, for a limited transition period, TC Energy and South Bow are subject to certain contractual arrangements, which are intended to facilitate the orderly transition of each entity into a fully independent public company. Such arrangements are limited to those contained in the Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, and the Employee Matters Agreement.
Blackrod Connection Project
South Bow has developed the Blackrod Connection Project, which consists of a 25‑km (16-mile) crude oil pipeline and a 25‑km (16-mile) natural gas lateral and associated facilities to provide crude oil transportation from International Petroleum Corporation's ("IPC") Blackrod steam-assisted gravity drainage ("SAGD") facility to South Bow's Grand Rapids Pipeline System. The total expected capital cost of the project is approximately $180 million, and was designated in-service on March 1, 2026. The Blackrod Connection Project is supported by long term committed contracts. See Description of the Business—Blackrod Connection Project.
Keystone
The Keystone Pipeline System ("Keystone") is currently operating at a high operating performance, with an operational reliability, or System Operating Factor, of 94 per cent in 2025. Operational reliability represents availability over a period of time. Through an acute focus on operational excellence, investments in integrity and reliability projects, as well as sustainable improvements, the system has been able to safely transport higher system throughput and increase its toll competitiveness. South Bow will continue to focus on enhancing system operations and continuing to optimize system reliability and performance.
Milepost 171 Incident
On April 8, 2025, South Bow responded to a release of approximately 3,500 barrels of crude oil near Fort Ransom, North Dakota at Milepost 171 ("MP-171") of the Keystone Pipeline. By early June 2025, the recovery of all released volumes and reclamation activities was complete.
PHMSA issued a Corrective Action Order on April 11, 2025, requiring South Bow to undertake corrective actions, including operating under pressure restrictions for specific segments of the pipeline. On April 15, 2025, after receiving regulatory approval from PHMSA, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions.
South Bow has submitted its remedial work plan to PHMSA for approval, which includes the corrective actions already completed, along with addressing RCA recommendations. As South Bow conducts this
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remedial work, any findings will be incorporated into the plan and the Company's programs to enhance system integrity and ensure safe operations. South Bow is committed to maintaining transparency with its regulators, customers, and industry peers throughout this process.
An independent third-party root cause analysis ("RCA") of the MP-171 incident was conducted and submitted to PHMSA on September 15, 2025 and made publicly available on February 13, 2026. According to the RCA, the characteristics of the MP-171 incident were unique. Both the pipe and welds conformed to industry standards for design, materials, and mechanical properties. Additionally, the pipe was transported in accordance with industry standards, and the pipeline was operating within its design pressure at the time of the incident. The RCA identified that the failure resulted from a fatigue crack that originated along the pipe's manufactured long-seam weld.
Milepost 14 Incident
On December 7, 2022, TC Energy responded to a release of 12,937 barrels of crude oil into a creek in Washington County, Kansas at Milepost 14 ("MP-14") of the Keystone Pipeline. By June 2023, the recovery of all released volumes was complete, and by October 2023, creek restoration was finished, restoring natural flows to it.
PHMSA issued a Corrective Action Order in December 2022 and later amended it in March 2023 (the "Amended Corrective Action Order"). The pipeline is operating subject to the Amended Corrective Action Order, which includes certain operating pressure restrictions. Under the Amended Corrective Action Order, South Bow continues to fulfill its Keystone contract commitments. In January 2025, PHMSA approved the Company's remedial work plan, satisfying the conditions imposed by the Amended Corrective Action Order relating to the MP-14 incident. In March 2025, PHMSA approved the lifting of the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.
An independent third-party RCA of the MP-14 incident was conducted and subsequently submitted to PHMSA in April 2023. The RCA revealed that a unique set of circumstances occurred at the rupture location, which likely originated during construction, with the primary cause of the rupture being a fatigue crack. A comprehensive remedial work plan has been implemented, including the RCA's recommendations, to help enhance pipeline integrity and safety performance of the system.
Variable Toll Disputes
In 2019 and 2020, certain Keystone customers initiated complaints before the FERC and the CER regarding certain costs within the variable toll calculation. In December 2022, the CER issued a decision which resulted in a one-time adjustment related to previously charged tolls of C$38 million. In March 2025, the CER issued a decision regarding Keystone's compliance filing, finding that, with one modification to the allocation of drag-reducing agent costs in the variable toll, the tolls for 2020 and 2021 were just and reasonable. In December 2025, the CER approved the 2022, 2023 and 2024 adjusted tolls. In February 2023, the FERC Administrative Law Judge released an initial decision in respect of the complaint and as a result, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023. A final order from the FERC was issued in July 2024, which resulted in a further adjustment of $8 million related to tolls previously charged between 2018 and 2022. South Bow appealed before the District of Columbia Court of Appeals in August 2024. The Withdrawal of Variable Toll Disputes resolved this matter.
Keystone XL
Following the revocation of the 2019 Presidential Permit for Keystone XL in January 2021, and after a comprehensive review of options in consultation with its partner, the Government of Alberta, in June 2021, TC Energy terminated the Keystone XL pipeline project. After the 2019 Presidential Permit was revoked, construction activities ceased except for certain activities required to clean up and reclaim worksites in adherence with TC Energy's commitment to safety, the environment, and its regulatory requirements. Right-of-way clean up and restoration was substantially complete while termination activities continued through the first half of 2024. TC Energy and South Bow, as applicable, will continue to coordinate with regulators, stakeholders, landowners, and Indigenous groups to meet their respective environmental and regulatory commitments.
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In November 2021, TC Energy filed a Request for Arbitration to formally initiate a legacy NAFTA claim to recover more than $15 billion in economic damages resulting from the revocation of the Presidential Permit for the Keystone XL pipeline project. The U.S. government objected on the basis that the provisions under the USMCA that protect investments made while NAFTA was in force apply only in connection with actions taken before July 1, 2020, when USMCA replaced NAFTA. In July, 2024, the Tribunal agreed with the U.S. government and therefore concluded that it did not have jurisdiction over TC Energy's claim. In April 2023, the Government of Alberta filed its own Request for Arbitration, which is proceeding separately from TC Energy's claim.
DESCRIPTION OF THE BUSINESS
South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and U.S. Gulf Coast. The majority of South Bow's revenues are generated through long-term committed transportation arrangements, whereby customers receive access to capacity in exchange for a committed monthly payment. In addition to its liquids pipelines and facilities, South Bow conducts activities through a non-regulated marketing entity. South Bow has three reporting segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
For information regarding South Bow's Keystone Pipeline System business, refer to the "Segment Results – Keystone Pipeline System" section of the 2025 Annual MD&A, which section is incorporated by reference herein.
For information regarding the Company's Marketing business, refer to the "Segment Results – Marketing" section of the 2025 Annual MD&A, which section is incorporated by reference herein.
For information regarding South Bow's Intra-Alberta & Other business, refer to the "Segment Results – Intra-Alberta & Other" section of the 2025 Annual MD&A, which section is incorporated by reference herein.
Refer to the "Financial Highlights" section of the 2025 Annual MD&A for the Company's revenues from operations, by segment, for the years ended December 31, 2025, 2024 and 2023, which section is incorporated by reference herein.

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Spanning 4,900 km (3,045 miles), South Bow's network of pipelines is uniquely and strategically positioned, connecting stable crude oil production in the WCSB to world-class refineries markets located in the U.S. Midwest in PADD 2 and the Gulf Coast in PADD 3.
South Bow's pipeline assets provide pipeline transportation services to customers predominantly supported by long-term contracts with fixed monthly payments that are linked to contracted throughput volumes, providing certainty and generating stable earnings over the contract term.
These long-term contracts provide for the recovery of development costs, with operating and maintenance costs primarily recovered through a variable flow-through toll. This contracting profile generally insulates South Bow's business against market fluctuations and commodity price volatility and is expected to provide South Bow with a stable source of cash flow to support its capital allocation priorities, including paying a sustainable dividend and funding the Company's growth initiatives.
Revenues from South Bow's pipelines are generated mainly from providing customers with firm capacity arrangements to transport crude oil. The performance obligation in these contracts is the reservation of a specified amount of transportation capacity of crude oil on a monthly basis. Revenues earned from these
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arrangements are recognized ratably over the term of the contract regardless of the actual amount of crude oil that is transported. With the exception of South Bow's Marketing business, South Bow does not take ownership of the crude oil that it transports under these transportation contracts.
Uncontracted pipeline capacity is offered to the market on a monthly uncommitted basis and also through periodic open seasons, in accordance with regulatory requirements, which provides opportunities for South Bow to generate incremental earnings.
South Bow has an interest in the following pipelines:

Pipeline	Length	Description	Ownership
Keystone	4,327 km (2,689 mi)	Transports crude oil from Hardisty, Alberta to U.S. markets at Wood River and Patoka, Illinois, Cushing, Oklahoma, and the U.S. Gulf Coast.	100.0%
Marketlink	—	Transports crude oil from Cushing, Oklahoma to the U.S. Gulf Coast on facilities that form part of Keystone.	100.0%
Grand Rapids	460 km (286 mi)	Transports crude oil from the producing area northwest of Fort McMurray, Alberta to the Edmonton/Heartland, Alberta market region.	50.0%
White Spruce	72 km (45 mi)	Transports crude oil from Canadian Natural Resources Limited's Horizon facility in northeast Alberta to the Grand Rapids Pipeline System.	100.0%
Blackrod Lateral	25 km (16 mi)	Transports crude oil from IPC's Blackrod SAGD facility to the Grand Rapids Pipeline System.	100.0%
McMillan North Lateral	25 km (16 mi)	Natural gas pipeline providing natural gas supply to IPC's Blackrod SAGD facility.	100.0%
HoustonLink	15 km (9 mi)	Connects Keystone and Marketlink to ONEOK, Inc.'s ("ONEOK") East Houston terminal. ONEOK operates the HoustonLink Pipeline.	50.0%
Port Neches	6 km (4 mi)	Transports crude oil from Keystone and other liquids terminals in the Port Arthur, Texas area to Motiva Enterprises LLC's ("Motiva") terminal in Port Neches, Texas.	74.9%
Keystone Pipeline System
Keystone
Keystone is a 4,327‑km (2,689‑mi), 30- to 36‑inch crude oil pipeline system, traversing three Canadian provinces and eight U.S. states. Keystone safely transports crude oil exported from western Canada to various delivery points in the U.S. Midwest and Gulf Coast. In 2025, Keystone delivered approximately 584,000 bbl/d of crude oil from Alberta, Canada to U.S. markets. Because Keystone operates in Canada and the U.S., South Bow is subject to the common carrier obligations imposed by the CER and the FERC, respectively.
Keystone has negotiated a fixed-variable rate toll structure with its shippers, providing South Bow with long-term certainty of cash flows. Recovery of the initial capital investment was fixed on a long-term committed basis, while actual operating, maintenance, and administrative costs are recovered through the variable toll. Keystone is required through its common carrier obligations to make six per cent of its capacity readily available to uncommitted spot shippers. Spot tolls can be adjusted to reflect market indicators to maintain competitiveness and are offered on a monthly basis.
Keystone was built out over four phases as follows:
Phase 1 (2007): 2,988‑km (1,857-mi) section from Hardisty, Alberta, to Steele City, Nebraska, and onward to Wood River and Patoka, Illinois (Wood River / Patoka Leg) where it delivers to mid-continent refineries and the Patoka trading hub. Phase 1 commenced operations in June 2010.
Phase 2 (2011) (Cushing Extension): 479‑km (298-mi) section from Steele City, Nebraska, to Cushing, Oklahoma, for delivery into the Cushing trading hub. Phase 2 commenced operations in 2011.
Phase 3 (2014) (Gulf Coast Extension): 782‑km (486-mi) section from Cushing, Oklahoma, to Nederland, Port Arthur, and Sour Lake, Texas, providing access to the U.S. Gulf Coast refining market. Phase 3 commenced operations in 2014.
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Phase 4 (2016) (Houston Lateral): 78‑km (48-mi) Houston Lateral to Houston, Texas, enabling deliveries to South Bow's Houston Tank Terminal and other refineries, trading hubs, and export terminals. Phase 4 commenced operations in 2016.

Keystone's competitive rates, premium service offering, connectivity, and long-term supply source resilience has positioned the asset as the premier WCSB egress pipe for shippers over the near and long term.
Keystone Transportation Service Agreements
Keystone is supported by 585,000 bbl/d of committed contracts and 540,000 bbl/d of those commitments are with shippers who are either rated investment grade by at least one of S&P or Moody's or whose parent entity is rated investment grade by at least one of S&P or Moody's.
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Credit Profile as of December 31, 2025	Volume-weighted Term Remaining (years)	Contract Volume (bbl/d)
Investment Grade	6	540,000
Non-investment Grade / Not Rated / Unrated	5	45,000
Total Contracted Volumes	6	585,000
With a volume-weighted remaining contract term of approximately six years as of December 31, 2025, South Bow expects earnings stability through the medium term. In addition, Keystone transportation services agreements ("TSAs") include renewal provisions, which provide customers with an option to extend their contract term. Contract terms may be extended by up to 10 years at rates established at the time of re-contracting. Force majeure clauses within the Keystone TSAs require customers to continue payment of fixed tolls for an initial three-month period during which volumes are not shipped. Customers accrue transportation services for unshipped volumes through make-up rights.
South Bow is positioned to execute on a high-quality set of growth opportunities, which is expected to further strengthen its competitive position in advance of re-contracting for the long term. Keystone has the most direct path with the shortest transit times from Hardisty, Alberta, to the U.S. Gulf Coast, providing it with an inherent competitive advantage. South Bow is focused on identifying, progressing, and executing on growth opportunities, which include leveraging existing infrastructure, to expand or extend its premium corridor to add incremental market connections. For these reasons, South Bow believes it will be able to successfully compete for contracts over the long term.
Marketlink
The Marketlink pipeline system ("Marketlink") provides crude oil transportation services from Cushing, Oklahoma to the U.S. Gulf Coast, through its lease of capacity on the U.S. Gulf Coast segment of Keystone1. Marketlink's lease payments are calculated in accordance with the lease and based on its proportional share of U.S. Gulf Coast capacity.
Marketlink is complementary to Keystone as it enables increased utilization of U.S. Gulf Coast segment capacity while ensuring Keystone customers maintain their right to capacity, and through the lease, reduces the operating costs for all Keystone customers, enabling South Bow to offer its customers a more competitive toll. Marketlink is regulated by FERC and operates as a common carrier pipeline, requiring South Bow to make 10 per cent of capacity available to new shippers if nominations exceed capacity. Marketlink has been granted approval by FERC to charge market-based rates.
Through its use of U.S. Gulf Coast segment capacity, Marketlink provides a connection to multiple terminals, refineries and marine export facilities in both the Houston and Port Arthur, Texas markets.
Port Neches Link
South Bow owns a 74.9 per cent interest in Port Neches Link, a joint venture with Motiva. The 6‑km (4-mi), 36-inch, pipeline is located in a heavily congested area of energy infrastructure, enabling last-mile connectivity for Keystone and Marketlink shippers to Motiva's 640,000 bbl/d Port Arthur refinery—North America's largest refinery. The Port Neches pipeline also includes facilities that connect additional liquids terminals in the Port Arthur area to Motiva's refinery. The Port Neches Link pipeline is a common carrier pipeline regulated by the Railroad Commission of Texas.
HoustonLink
South Bow owns a 50 per cent interest in HoustonLink, a joint venture with Magellan Midstream Partners L.P., an affiliate of ONEOK. The 15‑km (9-mi), 24-inch, pipeline provides a connection between Keystone, Marketlink, and ONEOK's East Houston terminal. HoustonLink is a common carrier pipeline regulated by the Railroad Commission of Texas. ONEOK is the operator of HoustonLink.
1 The U.S. Gulf Coast segment of Keystone includes the Gulf Coast Extension and Houston Lateral.
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Terminal Assets
To facilitate the delivery of its customers' products to key markets, South Bow owns and operates approximately 7.7 MMbbl of crude oil storage at facilities located in Alberta, Oklahoma, and Texas. These assets play an important role in the operations and competitiveness of South Bow's liquids pipelines network and provide South Bow with the opportunity to generate incremental revenue by leasing tank space to customers, providing them with market optionality. Contractual arrangements associated with storage are typically fixed-fee, term contracts.

Tank Terminal	Capacity (MMbbl)	Type of Storage
Hardisty	2.2	Operational / Contract
Cushing	3.3	Operational / Contract
Houston	1.4	Operational / Contract
MacKay, House River & Heartland	0.8	Operational
Total Capacity	7.7
Marketing
South Bow's Marketing business provides customers with a variety of crude oil marketing services, including transportation, storage, and logistics, primarily through the purchase and sale of physical crude oil. This business contracts for capacity on South Bow's assets as well as third-party owned pipelines and tank terminals. The Marketing business periodically engages in hedging activities to minimize commodity risk exposure by utilizing financial instruments and derivative contracts.
Intra-Alberta & Other
South Bow currently owns and operates four intra-Alberta pipelines as shown on the map below. South Bow's intra-Alberta pipelines are regulated by the Alberta Energy Regulator ("AER").
Grand Rapids Pipeline System
Jointly owned by South Bow and PetroChina Canada Ltd., with a 50 per cent interest each, the 460‑km (286-mi), 20-inch Grand Rapids Pipeline System plays a key role in connecting oil sands production to terminals in the Edmonton and Heartland refining and marketing region. The Grand Rapids Pipeline System was placed into service in August 2017, supported by a 25-year committed contract. The pipeline provides connectivity to westbound and eastbound ex-Alberta pipelines.
White Spruce Pipeline System
The 72‑km (45-mi), 20-inch White Spruce Pipeline System provides transportation and market access for growing volumes of crude oil produced in Alberta's oil sands region. White Spruce is designed to transport crude oil produced at Canadian Natural Resources Limited's Horizon Oil Sands Facility in northeast Alberta to the Grand Rapids Pipeline System. White Spruce was placed into service in May 2019, supported by a 25-year committed contract.
Blackrod Connection Project
The Blackrod Connection Project provides both liquids and natural gas transportation infrastructure to support IPC's Blackrod SAGD facility. The Blackrod Connection Project consists of the 25‑km (16‑mi), 16‑inch McMillan North lateral, which provides natural gas transportation service to IPC's Blackrod SAGD facility, and the 25‑km (16‑mi), 12‑inch Blackrod lateral, which provides crude oil transportation service from IPC's Blackrod SAGD facility to the Grand Rapids Pipeline System. The McMillan North lateral was placed into service on September 1, 2025 and the Blackrod lateral was placed into service on March 1, 2026. The Blackrod Connection Project was underpinned by multi-decade committed contracts.

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Regulation of South Bow
Canada
The CER regulates the terms and conditions of service, including rates, construction, abandonment, and operation of the Canadian portion of Keystone. The CER subjects liquids pipelines to common carrier obligations. The rates for transportation service on Keystone are calculated in accordance with a methodology agreed to in TSAs between Keystone and its customers, as approved by the CER.
The AER regulates South Bow's Intra-Alberta pipelines and matters related to rates and services by the Alberta Utilities Commission ("AUC"). Rates and services are regulated on a complaint basis.
Rate-regulated accounting is not applicable to South Bow's regulators' decisions regarding operations, and tolls on South Bow's pipeline systems generally do not have an impact on timing of recognition of revenues and expenses.
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United States
In the U.S., regulated interstate liquids pipelines are subject to the federal authority of the FERC, PHMSA, and various U.S. state authorities. These entities regulate the construction, operation, and abandonment of pipeline infrastructure.
The FERC regulates the transportation service of South Bow's liquids pipeline systems and oversees the reasonableness of its tolls. The location and construction of pipeline facilities are regulated by the specific state regulator in which the pipeline facilities are located.
PHMSA, an agency of the U.S. Department of Transportation, oversees safety for pipeline construction, operation, and maintenance, including for the U.S. portion of Keystone.
Liquids pipeline projects that cross federal lands or waters of the U.S. require additional federal permits.
Cross-border Regulation
Liquids pipelines that cross the international border between Canada and the U.S., such as Keystone, are subject to cross-border regulation. South Bow's cross-border activities subject it to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues, and toxic substance certifications. Such regulations include the Short Supply Controls of the Export Administration Act, the USMCA, and the Toxic Substances Control Act. Keystone obtained a Presidential Permit for the construction and operation of Keystone.
Business Environment
Dynamic shifts in geopolitical events, government policy changes, and various macroeconomic factors continue to impact global crude oil supply and demand fundamentals. While the upstream sector remains focused on balancing capital discipline and growth, South Bow still expects crude oil demand to increase this decade. Global energy demand is expected to increase through 2050, driven by world population growth and economic expansion. South Bow believes that North America's crude oil supply, inclusive of the WCSB, is critical to supporting this future demand and that North American crude oil production will remain a robust and important part of the energy mix for decades to come.
Strategic Priorities
South Bow's assets are strategically positioned to provide competitive and secure transportation solutions for growing WCSB and U.S. crude oil supplies to the U.S. Midwest and Gulf Coast. Supported by long-term contracts that generate stable earnings and carry minimal commodity price or volumetric risk, South Bow represents a differentiated investment opportunity, delivering a total return profile that includes a strong and sustainable dividend and profitable growth.
South Bow's long-term strategy is to remain financially strong, low-risk, and resilient, with a scalable and diversified portfolio that delivers safe, reliable, and competitive market solutions. This strategy is supported by a strong safety culture and a commitment to asset integrity and reliability.
Through disciplined capital allocation, South Bow seeks to preserve optionality and maximize total return for shareholders over the long term. The Company's capital allocation priorities include:
•paying a sustainable dividend;
•strengthening the Company's investment-grade financial position by lowering its net debt-to-normalized EBITDA2 ratio to 4.0 times over the medium term; and
•leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections, enhanced optionality, and value chain expansions.
2 Non-GAAP ratio that does not have standardized meanings under GAAP and may not be comparable to measures presented by other entities. See "Specified Financial Measures" of this AIF.
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Customer Profile
South Bow's customers are highly creditworthy counterparties, consisting of vertically integrated companies, refiners, producers, and marketers, with 90 per cent of South Bow's annual revenue exposure to investment-grade counterparties. South Bow's long-life liquids infrastructure and long-term contract profile aligns with the durable nature of its producer and refiner customers.
The following table provides a breakdown of South Bow's revenue by customer type for the periods indicated.

	Year Ended
Customer Type	December 31, 2025 [1]	December 31, 2024 [1]	December 31, 2023 [1]
Vertically Integrated (Producer & Refiner)	46%	44%	43%
Refiner	47%	45%	49%
Producer	6%	6%	6%
Marketer	1%	5%	2%
1.Excludes "Other revenues".
Supply Outlook
Canada
Canada has the world's third-largest crude oil reserves, with over 160 billion barrels of proven and economically recoverable oil.3 Canada's crude oil reserves are made up of conventional, unconventional, and oil sands reserves, with the predominance of the reserves attributable to the oil sands within the WCSB, which has a reserve life index of greater than 50 years. Production from the WCSB, which is the main supply source for South Bow's assets, was approximately 5.0 MMbbl/d in 2025 and is expected to grow by over 0.5 MMbbl/d by 2030.4 The oil sands makeup the majority of Canadian crude oil production with 3.5 MMbbl/d in 2025.6 The oil sands are considered a world-class supply source given their decades-long reserve life, low base production decline, low sustaining capital requirements, and continuously improving cost and environmental performance. South Bow believes that its assets are well-positioned to capture such production growth from the WCSB.
United States
The United States is one of the largest crude oil-producing countries in the world, with production exceeding 13.5 MMbbl/d in 2025.5 The majority of continental U.S. crude oil production is in the form of light tight oil from the Permian, Williston, Eagle Ford, and Niobrara resource plays or basins. U.S. refineries have been optimized through significant capital investments to refine a mix of light and heavy crude oils to produce an optimized refined products slate. With South Bow's Keystone Pipeline's connection to key refining and export markets, South Bow believes its assets are well-positioned to continue to attract barrels that aggregate at the Cushing, Oklahoma supply hub and utilize Marketlink to reach the U.S. Gulf Coast.
Demand Outlook
Global energy demand is forecasted to increase through 2050,6 driven by global population and economic growth. South Bow expects that crude oil will continue to play a vital role in helping the world meet its energy needs for decades to come.
The United States is the primary source of crude oil demand in North America, with refining capacity of 18 MMbbl/d.7 Canada's heavy crude oil production is of strategic importance to the U.S. refining industry. South Bow's assets serve the U.S. Midwest and Gulf Coast refining markets, PADD 2 and PADD 3, respectively. PADD 2 represents 23 per cent (4 MMbbl/d) and PADD 3 represents 54 per cent (10 MMbbl/d) or, in aggregate, 77 per cent (14 MMbbl/d) of U.S. refining capacity.7 Many PADD 2 and PADD 3 refineries are large-scale, complex facilities, with deep conversion capacity for heavy crude oil reached through significant
3 Source: Alberta Energy Regulator (2025).
4 Source: Wood Mackenzie (2025).
5 Source: U.S. Energy Information Administration (2025).
6 Source: International Energy Agency, World Energy Outlook 2025.
7 Source: Wood Mackenzie (2025).
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capital investments. These markets are expected to increase their domestic market share and remain globally competitive for decades to come due to their access to low-cost Canadian heavy and U.S. light crude oil, as well as their proximity to abundant low-cost natural gas supply, positioning them to be among the most profitable refineries in the world.
While domestic consumption makes up the majority of current North American crude oil demand, exports are expected to grow, increasing their proportion of North American crude oil demand out past the end of the decade, driven by growth in emerging markets. Crude oil export from the U.S. Gulf Coast, a market served by South Bow's pipelines, is expected to grow through 2030.7
Competitive Conditions
Competition among liquids pipelines is based primarily on transportation charges, access to producing regions, and demand for crude oil by end users. Existing third-party owned pipelines in the vicinity of South Bow's operations expose South Bow to competition based on their ability to provide crude oil transportation into similar or different markets. In areas where new infrastructure is being built or has been built to accommodate new or increased production or changing product flows, South Bow faces competition, as well as risk that egress capacity may be unconstrained until production grows sufficiently or pipelines are retired. Further delays in production growth, higher-than-anticipated production declines, or lower-than-expected demand for crude oil, could exacerbate these risks; however, South Bow believes that its contract terms, tenor, and structure of its integrated business model, combined with expected crude oil supply and demand fundamentals, should mitigate these risks.
Marketlink serves markets with heightened competition, and, as a result, has been granted market-based rate authority by the FERC. South Bow is able to use Marketlink's market-based rates authority as a tool to attract volumes.
Crude oil pipelines, which generally offer the lowest cost of transportation, may also face competition from other forms of transportation, such as truck, rail, and barge. Although these alternative forms of transportation typically have higher costs and are more carbon intensive, they may be able to provide access to alternative markets, whereby a higher realized price may justify the higher transportation cost.
South Bow also faces competition with respect to its ancillary services, such as storage at terminals. South Bow's ability to offer competitive rates and attractive service attributes are necessary to compete in these markets.
Companies that compete with South Bow include Enbridge Inc., Gibson Energy Inc., Inter Pipeline Ltd., Trans Mountain Corporation, Keyera Corp., Pembina Pipeline Corporation, Plains All American Pipeline, L.P., Energy Transfer LP, and Enterprise Products Partners L.P, among many others.
Economic Cycles and Seasonality
South Bow's annual revenues are based on contracted and uncontracted transportation service, ancillary services, as well as marketing activities. Quarter-over-quarter revenues and earnings may be affected by a number of factors, which include but are not limited to:
•regulatory and government policy decisions;
•newly constructed assets being placed in-service;
•acquisitions and divestitures;
•demand for uncontracted transportation services;
•marketing activities and commodity prices;
•developments outside of the normal course of operations;
•certain fair value adjustments;
•weather; and
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•planned and unplanned outages.
The long-term contract profile supporting South Bow's business model provides stable tolls for customers and stable revenues for South Bow. The cyclical nature of commodity prices may influence the pace at which customers expand their operations. This can impact the rate of project growth in the liquids industry, the value of services as contracts expire, and the timing for the demand of transportation services and/or new liquids infrastructure.
Economic Dependence
For the year ended December 31, 2025 three major customers accounted for $634 million, $323 million, and $183 million in revenues, respectively, each representing more than 10 per cent of total revenues from contracts with customers (2024 – three major customers accounted for $630 million, $322 million, and $175 million, respectively; 2023 – four major customers: $635 million, $308 million, $174 million, and $167 million, respectively), or in aggregate, $1.14 billion or approximately 57 per cent of total revenues from contracts with customers (2024 – three customers: $1.127 billion or approximately 53 per cent; 2023 – four customers: $1.284 billion or approximately 64 per cent). See Note 6, Revenues of the 2025 Annual Financial Statements.
Changes to Contracts
The markets served by Marketlink are competitive, requiring South Bow to develop and offer services with attractive attributes at cost competitive levels. South Bow has been recently successful in attracting and retaining customers on Marketlink; however, adverse changes in market circumstances may result in customers with renewal options electing not to renew. Marketlink has certain contracts that are set to expire in 2026.
Health, Safety, Sustainability, Environmental Protection, and Social Policies
Safety, Environment and Operations Committee
South Bow established the Safety, Environment and Operations Committee of South Bow's board of directors (the "Board") to oversee operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel and electronic data, environmental and climate change-related risks, as well as monitoring the development and implementation of systems, programs and policies relating to health, safety, sustainability, and environmental ("HSSE") matters through regular reporting from Management. The committee reviews, monitors, and reports on:
•Performance and activities of South Bow on HSSE matters, including: compliance with applicable and proposed legislation, regulations, and orders; conformance with industry standards; people's health, safety and security; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs.
•Execution of major projects with significant cost, new technology to South Bow, or significant stakeholder complexity.
•Whether South Bow's operational systems, programs, and policies are being appropriately developed and effectively implemented.
•Actions and initiatives undertaken by South Bow to prevent, mitigate, and manage risks, including climate change-related risks and cybersecurity-related risks, which may have the potential to adversely impact South Bow's assets, operations, activities, plans, strategies, or reputation, or prevent loss or injury to South Bow's employees and its assets or operations from malicious acts, natural disasters, or other crises situations.
•Critical incidents respecting South Bow's assets or operations involving: a fatality or a life-threatening injury to a person; any pipeline ruptures resulting in significant property damage or loss of product; whistleblower events; or any incidents involving personnel and public safety, property damage, environmental damage, or physical security that have the potential to severely and adversely impact South Bow's reputation or business continuity.
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•Regulatory audits, findings, orders, reports, and/or recommendations issued by or to South Bow together with Management's response.
•Sustainability matters, including social, environmental, and climate change-related risks and opportunities, as well as related public disclosures.
The Safety, Environment and Operations Committee also maintains oversight of significant and complex capital and system improvement projects, including the monitoring of prescribed performance criteria. The Safety, Environment and Operations Committee hosts regular sessions, as part of its formal committee meetings, with members of senior Management to receive status, cost, and notable updates on certain of these capital projects. Management also provides periodic written updates to the Safety, Environment and Operations Committee throughout the year.
The Safety, Environment and Operations Committee also receives updates on any specific areas of operational and construction risk management review being conducted by Management and the results and corrective action plans resulting from internal and third-party audits. Generally, the Safety, Environment and Operations Committee or the Chair of the Safety, Environment and Operations Committee tours one of South Bow's existing assets or projects under development as part of its responsibility to monitor and review South Bow's HSSE practices. All South Bow board members are invited to attend site tours.
Health, Safety, and Asset Integrity
Operational Management System
South Bow uses an integrated operational management system ("OMS") that establishes a framework for managing risks and is used to capture, organize, document, monitor, and improve its related policies, standards, and procedures. South Bow's OMS leverages industry consensus standards and incorporates applicable regulatory requirements. The OMS governs health, safety, environment, and operational integrity matters for all of South Bow's assets across Canada and the U.S. throughout their lifecycle. The OMS is assessed through periodic audits and evaluations and is continually improved through a structured and systematic process.
Safety Management Program
The safety of South Bow's employees, contractors, and the public, and the integrity of the Company's assets are an enduring core value. All assets were and will continue to be designed, constructed, commissioned, operated, and maintained with full consideration given to safety and integrity, and will be placed into service only after all necessary requirements, both regulatory and internal, have been satisfied.
South Bow is committed to protecting the health and safety of all individuals involved in its activities and consistently seeks to deliver effective programs that:
•reduce the human and financial impact of illness and injury;
•ensure fitness for work;
•strengthen worker resiliency;
•build organizational capacity by focusing on individual well-being, health education, leader support, and improved working conditions to sustain a productive workforce;
•increase mental well-being awareness;
•provide various health and wellness supports and training to employees and leaders;
•measure the success of programs; and
•foster a positive safety culture by embracing human and organizational performance, which emphasizes understanding the systemic factors contributing to workplace incidents unlike traditional models that often pinpoint human error as the primary cause of such events.
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Emergency Management Program
South Bow has implemented an Emergency Management Program to provide a consistent and comprehensive approach to emergency preparedness, business continuity, and emergency response within the organization. South Bow has also implemented standard emergency response protocols which align to the Incident Command System. To maintain a high level of readiness, South Bow utilizes a common organizational framework for emergency response and provides initial and ongoing response training for all relevant personnel. South Bow believes it has the physical resources required to manage a response of any size or scope and works closely with industry-leading response contractors, while maintaining a fleet of company-owned response equipment located in strategic caches along its system footprint. South Bow's business maintains multi-layer response plans that support site-specific planning and industry best practices to support a coordinated and effective response. South Bow routinely exercises these plans and holds realistic drills, often in collaboration with local response agencies and communities, to hone the skills of its personnel and test its protocols to ensure it is prepared for an incident. If South Bow responds to an actual incident, it hosts meaningful after-action assessments to support a culture of continuous learning and improvement.
Incident Management
South Bow has an incident management process in place to collect learnings from minor events that would not receive a formal investigation as part of the Emergency Management Program, and incorporate the learnings into procedures and work practices. Process safety events are classified based on the potential to escalate from a minor incident to more severe, or a repetitive pattern of small-scale incidents. High-potential process safety events are reviewed by leadership, driving sustainable improvements.
Pipeline and Facility Integrity
An integral component of South Bow's safety values and commitments is its focus on pipeline and facility integrity, which is critical to managing the loss of containment risk that can have drastic consequences on life, property, and the environment. South Bow maintains a core pipeline integrity team with subject matter expertise to ensure that it is positioned to proactively respond to emerging integrity threats along its asset base. South Bow also fosters a culture of continuous learning and improvement, which seeks to develop new technologies, while reviewing, adjusting, and implementing program advancements.
South Bow expects pipeline integrity expenditures to fluctuate based on the results of ongoing risk assessments conducted on its pipeline systems and evaluations of information obtained from recent inspections, incidents, and maintenance activities. Pipeline and facility integrity expenditures are primarily recovered through South Bow's flow-through tolling mechanism. Spending associated with process safety and integrity will be used to minimize risk to employees, contractors, the public, equipment, and the surrounding environment, and also prevent disruptions to serving the energy needs of South Bow's customers.
Environmental Risk, Compliance, and Liabilities
Through the implementation of its OMS, South Bow proactively and systematically manages environmental hazards and risks throughout the lifecycle of its assets. South Bow's primary sources of risk related to the environment include:
•changing regulations and requirements, coupled with increased costs related to impacts on the environment;
•product releases, including crude oil, natural gas, and diluent, which may cause harm to the environment (land, water, and air);
•use, storage, and disposal of chemicals and hazardous materials; and
•natural disasters and other catastrophic events that may impact South Bow's operations.
South Bow's assets are subject to federal, state, provincial, and local environmental statutes and regulations governing environmental protection, including air and greenhouse gas ("GHG") emissions, water quality, species at risk, wastewater discharges, and waste management. Monitoring and reporting programs for
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environmental performance in day-to-day operations and project development, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.
Operating South Bow's assets requires obtaining and complying with a wide variety of environmental regulations, licenses, permits, and other approvals and requirements. Failure to comply could result in administrative, civil, or criminal penalties, remedial requirements, or orders affecting future operations. The OMS includes requirements for South Bow to continually monitor its facilities for compliance with all material legal and regulatory environmental requirements across all jurisdictions where it operates. South Bow routinely monitors proposed changes to environmental policy, legislation, and regulation. Where the risks are uncertain or have the potential to affect South Bow's ability to effectively operate its business, South Bow comments on proposals independently or through industry associations.
Other than orders and claims relating to the MP-171 and MP-14 incidents, South Bow is not aware of any material outstanding orders, claims, or lawsuits against it related to releasing or discharging any material into the environment or in connection with environmental protection. The Separation Agreement contains an indemnity under which TC Energy agreed to indemnify South Bow from certain liabilities associated with the MP-14 incident.
Compliance obligations can result in significant costs associated with installing and maintaining pollution controls, fines, and administrative, civil, or criminal penalties resulting from any failure to comply, and potential limitations on operations. Remediation obligations can result in significant costs associated with the investigation and remediation of contaminated properties, and with damage claims arising from the contamination of properties. The timing and complete extent of future expenditures related to environmental matters is difficult to estimate accurately because:
•environmental laws and regulations and their interpretations and enforcement change;
•new claims can be brought against South Bow's existing or discontinued assets;
•South Bow's pollution control and clean-up cost estimates may change, especially when its current estimates are based on preliminary site investigations or agreements;
•new contaminated sites may be found or what South Bow knows about existing sites could change; and
•where there is potentially more than one responsible party involved in litigation, South Bow cannot estimate its joint and several liability with certainty.
Social Policies
South Bow's governance practices comply with the NYSE standards for U.S. companies in all significant respects, despite not being required to comply with most of the governance listing standards of the NYSE as a non-U.S. issuer. As a foreign private issuer, however, South Bow must disclose how its governance practices differ from those followed by U.S. companies that are subject to the NYSE standards. South Bow's governance practices do not significantly differ from those required to be followed by U.S. domestic issuers under the NYSE's listing standards. A summary of South Bow's governance practices compared to U.S. standards can be found on its website at www.southbow.com.
Code of Business Ethics
South Bow has adopted a Code of Business Ethics ("COBE"), which applies to all employees, officers, directors, and contractors of South Bow and its wholly owned subsidiaries and operated entities in countries where it conducts business, with the exception of independently operated entities whose corporate governance documents meet or exceed South Bow's requirements. Annual COBE training is provided to all employees and contingent workforce contractors, and all employees (including executive officers), directors, and contingent workforce contractors are required to certify their compliance with COBE annually.
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Avoiding Bribery and Corruption Program
South Bow has also adopted an Avoiding Bribery and Corruption Program, which includes an Avoiding Bribery and Corruption Policy, annual training included as part of annual COBE training, a supplier and contractor due diligence review process, and auditing of certain types of transactions.
Stakeholder Engagement
South Bow is proud of the relationships it has built with stakeholders and rightsholders across Canada and the U.S. and believes that these relationships are critical to its success. South Bow's approach to engagement with Indigenous groups, landowners, and other stakeholders who may be affected by South Bow's activities is guided by a principled approach that considers the foundations of respect, trust, and transparency. South Bow strives to listen, provide accurate information, and respond to interests in a prompt and consistent manner.
South Bow acknowledges the unique rights of Indigenous Peoples and seeks to listen and understand in order to incorporate their traditional and local knowledge in project design and planning. South Bow seeks to establish partnerships and collaborate by supporting community-driven development and initiatives that contribute to the well-being and sustainability of Indigenous communities.
South Bow also employs programs that direct how it engages with other stakeholders including landowners, communities, and governments. South Bow works to understand and mitigate the complexity of sustainability issues and the interconnectivity of these issues as they relate to its business. These matters are of great importance to Indigenous groups and stakeholders and have an impact on South Bow's ability to build and operate energy infrastructure.
Specialized Skill and Knowledge
All aspects of South Bow's business require specialized skills and knowledge. Such skills and knowledge include the areas of pipeline and facility design, engineering, construction, and operations; energy market fundamentals; law and regulation; and commercial operations and negotiations. South Bow relies upon Management, employees and various consultants for such expertise in addition to new hires as they are required for the operation and management of South Bow's business. South Bow is committed to enabling opportunities for employees to develop and maintain the necessary skills and knowledge required to effectively perform their roles with South Bow.
Employees
As of December 31, 2025, South Bow and its subsidiaries had a total of approximately 536 employees. The Board evaluates the expertise and skills required to meet South Bow's goals on an ongoing basis.
DESCRIPTION OF CAPITAL STRUCTURE
Share Capital
As of December 31, 2025, South Bow is authorized to issue: (a) an unlimited number of common shares; and (b) first preferred shares and second preferred shares in an amount not to exceed, in aggregate, 20 per cent of the number of issued and outstanding common shares of South Bow. As of December 31, 2025, 208,250,512 common shares of South Bow were issued and outstanding and no first or second preferred shares were issued and outstanding.
Common Shares
The common shares of South Bow entitle the holders to one vote per share at all meetings of South Bow's shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions, and conditions attaching to the first preferred shares and the second preferred shares, whether as a class or a series, and to any other class or series of shares of South Bow which rank prior to the common shares, entitle the holders to receive: (a) dividends if, as, and when declared by the Board out of the assets of South Bow properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the Board may from
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time to time determine; and (b) the remaining property of South Bow upon a liquidation, dissolution, or winding up of South Bow.
Shareholder Rights Plan
South Bow has a shareholder rights plan (the "Rights Plan") which was adopted in connection with the Spinoff. The Rights Plan was adopted to ensure that to the extent possible, the Board has adequate time to identify, develop, and negotiate value-enhancing alternatives, if considered appropriate, to any unsolicited bid for the common shares of South Bow, and that shareholders of South Bow are treated fairly in connection with any unsolicited take-over bid. The Rights Plan creates a right that attaches to each issued common share of South Bow. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 per cent or more of common shares of South Bow, the rights are not separable from the common shares, are not exercisable, and no separate rights certificates are issued. Each right entitles the holder, other than the 20 per cent acquirer, from and after the separation time, and before certain expiration times, to subscribe for, or purchase, additional common shares or shares of any class or series of South Bow's preferred equity, as applicable, at a substantial discount to the market price of such securities. The Board may waive the application of the Rights Plan in certain circumstances. The Rights Plan was approved at the special meeting of TC shareholders held to approve the Spinoff on June 4, 2024 and must be reconfirmed by South Bow's shareholders every three years. Shareholders will be asked to reconfirm, and if applicable, approve certain amendments to the Rights Plan at the 2027 annual general meeting of shareholders. If the Rights Plan is not reconfirmed by South Bow shareholders every three years, the Rights Plan will terminate. A copy of the Rights Plan was filed under South Bow's SEDAR+ profile at www.sedarplus.ca on October 1, 2024, and is also available in South Bow's SEC filings at www.sec.gov.
First Preferred Shares
Subject to certain limitations, the Board may, from time to time, issue first preferred shares of South Bow in one or more series, and determine for any such series, its designation, number of shares (subject to the limit described below), and respective rights, privileges, restrictions, and conditions. The first preferred shares as a class have, among others, the provisions described below.
The first preferred shares of each series rank on a parity with the first preferred shares of every other series, and are entitled to preference over the common shares, the second preferred shares, and any other shares ranking junior to the first preferred shares with respect to the payment of dividends, the repayment of capital, and the distribution of assets of South Bow in the event of its liquidation, dissolution, or winding up.
Except as provided by the CBCA, the holders of the first preferred shares will not have any voting rights, nor will they be entitled to receive notice of or to attend meetings of South Bow's shareholders. The holders of any particular series of first preferred shares will, if the directors so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the Board if South Bow fails to pay dividends on that series of first preferred shares for any period as may be so determined by the Board. South Bow currently does not intend to issue any first preferred shares with voting rights, and any issuances of first preferred shares are expected to be made only in connection with corporate financings. South Bow does not intend to use first preferred shares or second preferred shares as a defensive tactic to block a take-over bid.
The provisions attaching to the first preferred shares as a class may be modified, amended, or varied only with the approval of the holders of the first preferred shares as a class. Any such approval to be given by the holders of the first preferred shares may be given by the affirmative vote of the holders of not less than 66 and 2/3 per cent of the first preferred shares represented and voted at a meeting or adjourned meeting of such holders.
The aggregate number of first preferred shares and second preferred shares outstanding may not exceed 20 per cent of the aggregate number of the then outstanding common shares of South Bow.
Second Preferred Shares
The rights, privileges, restrictions, and conditions attaching to the second preferred shares of South Bow are substantially identical to those attaching to the first preferred shares of South Bow, except that the second
South Bow Corporation 2025 Annual Information Form | 25

preferred shares rank junior to the first preferred shares with respect to the payment of dividends, repayment of capital, and the distribution of assets of South Bow in the event of a liquidation, dissolution, or winding up of South Bow.
Options to Purchase Common Shares
As of December 31, 2025, South Bow had an aggregate of 571,847 Stock Options outstanding, each entitling the holder thereof to acquire one common share of South Bow, subject to and in accordance with the terms thereof. Pursuant to the Spinoff, certain South Bow employees exchanged their stock options of TC Energy for Stock Options governed by the Stock Option Plan. The executive officers and employees of South Bow owned, in aggregate, 585,257 stock options of TC Energy, which were exchanged for 1,251,950 Stock Options pursuant to the Spinoff. Other than Stock Options issued in exchange for stock options of TC Energy pursuant to the Spinoff, South Bow does not expect to issue Stock Options as part of its long-term incentive program. As of December 31, 2025, the following table sets forth information with respect to the Stock Options issued pursuant to the Spinoff:

Group	Number of Stock Options	Exercise Price per Stock Option[1]	Expiry Dates
Non-employee Directors (0 Total)	—	—	—
Executive Officers (8 Total)	571,847	C$26.49 to C$35.09	Feb. 19, 2027 to Feb. 16, 2030
Employees	—	—	—
1.For purposes of the exchange of TC Energy stock options for Stock Options pursuant to the Plan of Arrangement, the exercise price of each such Stock Option is equal to the original exercise price of the TC Energy stock option, exchanged therefor divided by the applicable exchange ratio (rounded up to the nearest whole cent).
Revolving Credit Facility
The Revolving Credit Facility was amended and restated on October 3, 2025 and provides for aggregate commitments of C$2.0 billion (or the equivalent amount in U.S. dollars). South Bow is, however, entitled, at any time and from time to time, to increase the commitments available under the Revolving Credit Facility and the maximum principal amount of the Revolving Credit Facility up to an additional C$500 million (or the equivalent amount in U.S. dollars) by adding additional financial institutions as lenders, or by increasing the commitments of existing lenders with the consent of such additional financial institutions and increasing lenders, or any combination thereof, subject to customary uncommitted accordion provisions.
The Revolving Credit Facility matures on October 1, 2029, (the "Revolving Credit Facility Maturity Date");however, South Bow may request an extension of the Revolving Credit Facility Maturity Date to a date not later than four years after the date of such extension. If the requisite majority of lenders agree to any requested extension, the Revolving Credit Facility Maturity Date of the agreeing lenders will be extended, and the Revolving Credit Facility Maturity Date of any non-extending lenders shall not be extended.
The Revolving Credit Facility is guaranteed by HoldCo, U.S. LiquidsCo, and Canadian LiquidsCo and certain restricted subsidiaries. South Bow has also guaranteed the Revolving Credit Facility.
In addition to customary negative and affirmative covenants, the credit agreement in respect of the Revolving Credit Facility contains financial covenants which provide that: (a) South Bow's consolidated net debt-to-capitalization ratio cannot exceed 65 per cent; and (b) South Bow's interest coverage ratio cannot be less than 2.50:1.00, in each case, tested quarterly as of the last date of each fiscal quarter on a trailing-four fiscal quarter basis.
Notes
On August 28, 2024, U.S. LiquidsCo and Canadian LiquidsCo issued the following notes for approximately $5.8 billion U.S. dollar-equivalent in aggregate principal amount (the "Notes") pursuant to the Initial Notes Offering:
•$700 million in aggregate principal amount of 4.911 per cent senior unsecured notes that will mature on September 1, 2027 (the "2027 Notes"); $1,000 million in aggregate principal amount of 5.026 per cent senior unsecured notes that will mature on October 1, 2029 (the "2029 Notes");
South Bow Corporation 2025 Annual Information Form | 26

$1,250 million in aggregate principal amount of 5.584 per cent senior unsecured notes that will mature on October 1, 2034 (the "2034 Notes"); and $700 million in aggregate principal amount of 6.176 per cent senior unsecured notes that will mature on October 1, 2054 (the "2054 Notes"), issued by U.S. LiquidsCo.
•C$450 million in aggregate principal amount of 4.323 per cent senior unsecured notes that will mature on February 1, 2030 (the "2030 Notes"); C$500 million in aggregate principal amount of 4.616 per cent senior unsecured notes that will mature on February 1, 2032 (the "2032 Notes"); and C$500 million in aggregate principal amount of 4.933 per cent senior unsecured notes that will mature on February 1, 2035 (the "2035 Notes") issued by Canadian LiquidsCo. The 2027 Notes, 2029 Notes, 2034 Notes, 2054 Notes, 2030 Notes, 2032 Notes and 2035 Notes are, collectively, the "Senior Notes".
•$450 million in aggregate principal amount of 7.625 per cent junior subordinated notes that will mature on March 1, 2055 (the "Series 1 Notes") and $650 million in aggregate principal amount of 7.500 per cent junior subordinated notes that will mature on March 1, 2055 (the "Series 2 Notes" and, together with the Series 1 Notes, the "Junior Subordinated Notes"), issued by Canadian LiquidsCo.
The net proceeds of the Initial Notes Offering were released to South Bow upon the completion of the Spinoff and were used to repay indebtedness owed by South Bow and its subsidiaries to the Former Parent and its subsidiaries.
In accordance with their obligations under registration rights agreements entered into by U.S. LiquidsCo and Canadian LiquidsCo, as applicable, with the initial purchasers of the 2027 Notes, 2029 Notes, 2034 Notes, 2054 Notes, and Junior Subordinated Notes (collectively, the "Initial Notes"), U.S. LiquidsCo and Canadian LiquidsCo each filed a prospectus with the Alberta Securities Commission ("ASC") and a registration statement on Form F-10 and Form S-4 with the SEC in July 2025, pursuant to which offers (the "Exchange Offers") were made to exchange the Initial Notes for notes on substantially identical terms to the Initial Notes (collectively, the "New Notes" and respectively, the "New 2027 Notes", the "New 2029 Notes", the "New 2034 Notes", the "New 2054 Notes", and the "New Junior Subordinated Notes"). The New Notes differ from the Initial Notes in that they are registered under the United States Securities Act of 1933, are not subject to restrictions on transfer, do not contain certain provisions relating to additional interest, and do not provide their holders with registration rights.
Upon the expiry of the Exchange Offers, substantially all of the Initial Notes were subsequently exchanged for the New Notes. No proceeds were realized by South Bow as a result of the issuance of the New Notes under the Exchange Offers. As a result of the Exchange Offers, each of U.S. LiquidsCo and Canadian LiquidsCo became reporting issuers or the equivalent in Canada and the United States.
The 2030 Notes, 2032 Notes, and 2035 Notes were not registered with the SEC or otherwise, as they are subject to different registration requirements.
References herein to the 2027 Notes, 2029 Notes, 2034 Notes, 2054 Notes, and Junior Subordinated Notes after the completion of the Exchange Offers are references to the New 2027 Notes, the New 2029 Notes, the New 2034 Notes, the New 2054 Notes, and the New Junior Subordinated Notes.
Senior Notes
The Senior Notes are the applicable issuer's senior unsecured obligations and rank equal in right of payment with all the applicable issuer's existing and future senior indebtedness. The Senior Notes rank senior in right of payment to all of the applicable issuer's future indebtedness that is expressly subordinated in right of payment to the notes (including the Junior Subordinated Notes). The Senior Notes are effectively subordinated to all of the applicable issuer's future secured indebtedness, to the extent of the value of the assets securing that indebtedness. In addition, the Senior Notes are subordinated to all existing and future indebtedness and other liabilities of the applicable issuer's subsidiaries, which are distinct legal entities having no obligation to pay any amounts in respect of the notes or to make funds available for such purpose.
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Each of HoldCo, Canadian LiquidsCo (in respect of the 2027 Notes, the 2029 Notes, the 2034 Notes, and the 2054 Notes only), and U.S. LiquidsCo (in respect of the 2030 Notes, the 2032 Notes, and the 2035 Notes only), and South Bow in respect of all of the Senior Notes, fully and unconditionally guaranteed, on a senior unsecured basis, the Senior Notes (the "Senior Notes Guarantees"). The Senior Notes Guarantees rank senior in right of payment to all of the indebtedness of such guarantors that is expressly subordinated in right of payment to the Senior Notes Guarantees (including, the Junior Subordinated Notes and guarantees in respect thereto), rank equal in right of payment to the prior payment in full of the existing and future indebtedness of such guarantors that is not so subordinated and are effectively subordinated to any secured indebtedness of such guarantors, to the extent of the value of the assets securing such indebtedness. In addition, the Senior Notes Guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of such guarantors' subsidiaries that do not guarantee the Senior Notes.
The indentures governing the Senior Notes limit South Bow's ability to:
•create liens without equally and ratably securing the notes; and
•engage in certain sale and leaseback transactions.
Such indentures also limit South Bow's ability to consolidate, merge, or transfer all or substantially all of its assets.
The Senior Notes, Senior Notes Guarantees, and the applicable indentures do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
Junior Subordinated Notes
The Junior Subordinated Notes are unsecured and rank junior and subordinate in right of payment to the prior payment in full of Canadian LiquidsCo's existing and future senior indebtedness (including the Senior Notes). The Junior Subordinated Notes rank equal in right of payment with any unsecured subordinate indebtedness that Canadian LiquidsCo may incur from time to time if the terms of such indebtedness provide that it ranks equal with the Junior Subordinated Notes in right of payment. In addition, the Junior Subordinated Notes are structurally subordinated to all existing and future indebtedness and other liabilities of Canadian LiquidsCo's subsidiaries that do not guarantee the Junior Subordinated Notes. The Junior Subordinated Notes rank senior to Canadian LiquidsCo's common shares and preferred shares as to the distribution of Canadian LiquidsCo's assets in the event of Canadian LiquidsCo's bankruptcy or insolvency.
Each of Holdco, U.S. LiquidsCo, and South Bow, fully and unconditionally guaranteed, on a subordinate unsecured basis, the Junior Subordinated Notes (the "Junior Subordinated Notes Guarantees"). The Junior Subordinated Notes Guarantees are unsecured and rank junior and subordinate in right of payment to the prior payment in full of such guarantors' existing and future senior indebtedness (including, the Senior Notes and guarantees in respect thereto). The Junior Subordinated Notes Guarantees rank equal in right of payment with any unsecured subordinate indebtedness that such guarantors may incur from time to time if the terms of such indebtedness provide that it ranks equal with the Junior Subordinated Notes Guarantees in right of payment. In addition, the Junior Subordinated Notes Guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of such guarantors' subsidiaries that do not guarantee the Junior Subordinated Notes. The Junior Subordinated Notes Guarantees rank senior to such guarantors' common shares and preferred shares as to the distribution of such guarantors' assets in the event of their bankruptcy or insolvency.
The Junior Subordinated Notes, the Junior Subordinated Notes Guarantees, and the applicable indenture do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
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DIVIDENDS AND DISTRIBUTIONS
The declaration of dividends is at the sole discretion of South Bow's board of directors, provided that certain provisions of South Bow's Revolving Credit Facility can restrict South Bow's ability to declare and pay dividends or make distributions under certain circumstances. The dividends declared by South Bow are set out in the "Dividends" section of the 2025 Annual MD&A, which is incorporated by reference herein. Any future payment of dividends will depend, among other things, upon South Bow's earnings, capital requirements, and operating and financial condition.
The following table shows the amounts and timing of dividends per share declared by South Bow.

$/share	2025	2024	2023
January	—
February	—
March	0.50
April	—
May	0.50
June	—
July	—
August	0.50
September	—
October [1]	—	—
November	0.50	0.50
December	—	—
Total	2.00	0.50
1.The Spinoff was completed on October 1, 2024.
MARKET FOR SECURITIES
Trading Prices and Volumes
No common shares of South Bow were issued prior to the completion of the Spinoff. The common shares of South Bow are listed on the TSX and NYSE under the trading symbol "SOBO". The following table sets forth on a monthly basis, the high and low market prices, market closing prices, and trading volumes for the common shares of South Bow for the year ended December 31, 2025.

	TSX				NYSE
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$)	(C$)	(C$)	(# of shares)	($)	($)	($)	(# of shares)
January	36.32	32.62	34.78	31,933,194	25.34	22.67	23.90	15,749,855
February	38.81	33.40	38.50	17,858,647	26.90	22.77	26.63	10,096,248
March	39.57	33.88	36.76	46,651,270	27.60	23.62	25.52	27,009,826
April	37.26	30.00	34.05	36,450,170	25.99	21.16	24.69	22,068,912
May	37.52	34.27	35.57	15,378,181	26.86	24.51	26.00	12,874,785
June	37.45	34.36	35.35	43,718,403	27.50	25.12	25.91	23,725,882
July	37.24	34.58	36.39	23,108,443	27.13	25.38	26.26	12,564,813
August	39.11	35.63	38.06	14,659,716	28.22	25.85	27.74	11,441,431
September	40.54	37.66	39.38	30,502,912	29.09	27.3	28.29	20,038,956
October	40.72	35.77	36.38	28,070,684	29.19	25.72	25.93	18,238,979
November	39.49	35.28	38.43	15,015,523	28.11	25.02	27.56	15,781,864
December	39.01	37.17	37.75	22,925,587	28.72	27.00	27.47	21,418,578
1.Source: FactSet Research Systems Inc.
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Prior Sales
During the year ended December 31, 2025, no securities have been issued by South Bow that are outstanding but not listed or quoted on a marketplace.
CREDIT RATINGS
South Bow has been assigned an issuer credit rating of BBB- (Stable) by S&P, Baa3 (Stable) by Moody's, and BBB- (Stable) by Fitch. The following table sets out the current credit ratings assigned to those outstanding classes of securities of South Bow and certain of its subsidiaries, which have been rated by S&P, Moody's, and Fitch:

	S&P	Moody's	Fitch
South Bow Corporation	BBB- (Stable)	Baa3 (Stable)	BBB- (Stable)
U.S. LiquidsCo
Senior Notes	BBB- (Stable)	Baa3 (Stable)	BBB- (Stable)
Canadian LiquidsCo
Senior Notes	BBB- (Stable)	Baa3 (Stable)	BBB- (Stable)
Junior Subordinated Notes	BB (Stable)	Ba1 (Stable)	BB (Stable)
The issuer ratings address the overall credit strength of South Bow, without consideration for security, ranking of security, or ranking of any particular indebtedness. Credit ratings on long-term debt securities are intended to provide investors with an independent measure of credit quality of any issue of debt securities. The credit ratings assigned by the rating agencies are not recommendations to buy, sell, or hold the Senior Notes, Junior Subordinated Notes, or other securities of South Bow and may be subject to revision or withdrawal at any time by the applicable credit rating organization.
S&P's issuer credit ratings range from AAA to D, representing the range from highest to lowest quality of creditworthiness. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A rating of BBB- by S&P is within the fourth-highest of 10 rating categories. A BBB rating indicates the obligor's capacity to meet its financial commitment is adequate; however, the obligation is more subject to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.
S&P's credit ratings on long-term debt securities range from AAA to D, representing the range of such securities rated from highest to lowest quality of creditworthiness. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. A rating of BBB- is in the fourth-highest of 10 rating categories and indicates these obligations exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The BB rating assigned to the Junior Subordinated Notes is within the fifth-highest of 10 categories. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics, with BB indicating the least degree of speculation and C indicating the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. A BB rating indicates that the obligation is less vulnerable to non-payment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the issuer's inadequate capacity to meet its financial commitment on the obligation. S&P's stable outlook indicates that the ratings are not likely to change (generally up to two years).
Moody's issuer and long-term debt securities credit ratings range from Aaa to C, representing the range from highest to lowest quality of creditworthiness. For rating categories Aa through Caa, Moody's appends the numerical modifiers 1, 2, or 3 to each generic rating classification. Modifier 1 indicates that the obligation ranks at the higher end of its generic rating category, modifier 2 indicates a mid-range ranking, and modifier 3 indicates a ranking at the lower end of that generic rating category. A rating of Baa3 by Moody's is within the fourth-highest of nine categories. Obligations rated Baa are judged to be medium-grade and are subject to moderate credit risk, and as such, may possess certain speculative characteristics. The Ba1 rating assigned to the Junior Subordinated Notes is within the fifth-highest of nine categories.
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Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. A Moody's rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates that the rating is not likely to change over the medium term.
Fitch's issuer and long-term debt securities credit ratings range from AAA to BBB (investment grade) and BB to D (speculative grade), representing the range from highest to lowest quality of creditworthiness. The terms "investment grade" and "speculative grade" are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment-grade categories indicate relatively low-to-moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default has already occurred. For rating categories AA through CCC, Fitch appends a plus (+) or minus (-) to sign to indicate relative differences of probability of default or recovery for issues.
A rating of BBB- by Fitch is within the fourth-highest of 10 categories. A BBB rating indicates that expectations of default risk are currently low and that the capacity for payment of financial commitments is considered adequate; however, adverse business or economic conditions are more likely to impair this capacity. The BB rating assigned to the Junior Subordinated Notes is within the fifth-highest of 10 categories. A BB rating indicates an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments. Fitch's ratings outlooks indicate the direction a rating is likely to move over a one- to two-year period. A stable outlook indicates that the rating is not likely to change over a one- to two-year period.
South Bow has paid customary fees to S&P, Moody's, and Fitch in connection with the abovementioned credit ratings. South Bow did not make any payments to S&P, Moody's, or Fitch in respect of any service unrelated to the provision of such credit ratings during the last two years.
PRINCIPAL SHAREHOLDERS
To the knowledge of South Bow, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, common shares of South Bow carrying more than 10 per cent of the voting rights attached to the common shares of South Bow.
DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this AIF, the directors and executive officers of South Bow, as a group, beneficially own, control or direct, directly or indirectly, an aggregate of 359,643 common shares of South Bow, representing approximately 0.17 per cent of the issued and outstanding common shares of South Bow.
Directors
The following table sets forth the name of each of the individuals who serve as a director of South Bow, together with their jurisdiction of residence and their principal occupations or employment during the past five years. Each director holds office until the next annual meeting or until their successor is either elected or appointed, unless: (a) their office is earlier vacated in accordance with the articles of South Bow; or (b) they become disqualified to act as a director.
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Name and Province or State and Country of Residence [1]	Principal Occupation or Employment for the Last Five Years
Harold (Hal) N. Kvisle Alberta, Canada
Corporate Director. Mr. Kvisle currently serves as Board Chair for ARC Resources Ltd. (oil and gas, exploration and production). Previously, he also served as a director for Finning International Inc. (construction equipment) and as a director of Cenovus Energy Inc. (oil and gas, integrated).

Chansoo Joung Wyoming, United States
Corporate Director. Mr. Joung currently serves as a director for APA Corporation (oil and gas, exploration and production). Previously, he served as a director for Magellan Midstream Partners, L.P. (pipeline operator).

George Lewis Ontario, Canada
Corporate Director. Mr. Lewis currently serves as a director and Chair of the Risk Committee for Legal & General Group Plc (insurer and asset manager). He also serves as a director and Chair of the Investment Committee for the Ontario Teachers' Pension Plan (pension fund), as a director and Chair of the Audit Committee for the AOG Group (private European-based investment company), and as a director and Chair of the Compensation and Human Resources Committee of James Richardson and Sons, Limited (family holding company). Previously, he served as a director and Chair of the Audit and Risk Committee for Ontario Power Generation Inc. (nuclear and hydroelectric generation), as a director and Chair of the Audit Committee of Enbridge Income Fund Holdings Inc. (energy infrastructure), and as a director of Cenovus Energy Inc. (oil and gas, integrated).

Leonard Mallett Texas, United States
Corporate Director. Mr. Mallett currently serves as a director for Archrock, Inc. (energy infrastructure), and is a Principal Advisor to Bluebonnet Infrastructure (natural gas midstream infrastructure). Previously, he served as a director and Executive Vice President, Chief Operating Officer, and Interim Chief Executive Officer of Summit Midstream GP, LLC (midstream provider of natural gas, oil, and water gathering services).

Robert (Bob) G. Phillips Texas, United States
Corporate Director. Mr. Phillips is the former founder, Chairman, and Chief Executive Officer of Crestwood Equity Partners LP (oil and natural gas pipelines and storage and related facilities), acquired by Energy Transfer LP in 2023. Mr. Phillips currently serves as a director and Chair of the Personnel and Remuneration Committee of Enstor Gas Storage LLC (natural gas storage)_and as a director of Western Midstream Partners (natural gas gathering and processing).

Sonya Reed Texas, United States
Corporate Director. Ms. Reed currently serves as a director and Chair of the Compensation Committee for DNOW Inc. (downstream energy and industrial products distributor). Previously, she was the Senior Vice President and Chief Human Resources Officer of Phillips 66 (oil and gas, integrated).

Shannon Ryhorchuk Alberta, Canada
Corporate Director. Ms. Ryhorchuk currently serves as a director and Chair of the Finance, Audit and Risk Committee at Canadian Partnership Against Cancer, and as a director and Chair of the Finance and Audit Committee at WINS (Women in Need Society). She is a former Partner of PricewaterhouseCoopers LLP ("PwC") (audit and assurance services).

Mary Pat Salomone Florida, United States	Corporate Director. Ms. Salomone currently serves as a director for TC Energy. Previously, she served as a director for Intertape Polymer Group (manufacturing) and Herc Rentals (rental equipment).
Frances M. Vallejo Texas, United States
Corporate Director. Ms. Vallejo currently serves as a director for Expro Group Holdings N.V. (energy services) and as a director and Chair of the Governance and Social Responsibility Committee of Coterra Energy Inc. (oil and gas, exploration and production). Previously, she served as a director of Crestwood Equity Partners LP.

Bevin Wirzba Alberta, Canada	Mr. Wirzba currently serves as President and Chief Executive Officer ("CEO") of South Bow. Previously, he served as Executive Vice-President and President, Liquids Pipelines of TC Energy.
Don Wishart British Columbia, Canada	Corporate Director. Mr. Wishart previously served as a director and Chairman of Bruce Power (electrical energy producer) and as a director for Shawcor Ltd. (material sciences).
1.The information as to province or state and country of residence and principal occupation has been furnished by the respective directors individually.
Cease Trade Orders, Bankruptcies, Penalties, or Sanctions
To the knowledge of South Bow, no director or executive officer of South Bow is, as at the date of this AIF, or was, within 10 years before the date of this AIF, a director, CEO or Chief Financial Officer ("CFO") of any company (including South Bow), that: (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; or (b) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation that was issued after the director or executive officer ceased to be a director, CEO, or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO, or CFO.
To the knowledge of South Bow, no director or executive officer of South Bow, or a shareholder holding a sufficient number of securities of South Bow to affect materially the control of South Bow: (a) is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including South Bow) that, while that person was acting in that capacity, or within a year of that
South Bow Corporation 2025 Annual Information Form | 32

person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or (b) has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer, or shareholder.
To the knowledge of South Bow, no director, or executive officer of South Bow, or a shareholder holding a sufficient number of securities of South Bow to affect materially the control of South Bow, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Certain of the directors and executive officers of South Bow are officers and directors of, or are associated with, other public and private companies, including TC Energy. Such associations may give rise to conflicts of interest with South Bow from time to time. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the CBCA and South Bow's policies governing directors and executive officers, as further described in this AIF under Social Policies – Code of Business Ethics.
SOUTH BOW BOARD COMMITTEES
South Bow has four standing committees of the Board: the Audit Committee, the Governance and Risk Committee, the Human Resources Committee, and the Safety, Environment and Operations Committee. Mr. Wirzba, as President and CEO of South Bow, and Mr. Kvisle, as Board Chair of South Bow, are not members of any Board committees but are invited to attend committee meetings as required. The voting members of each of these committees, as of the date of this AIF, are identified below. Information about the Audit Committee can be found in this AIF under the heading Audit Committee.

Director	Audit Committee	Governance and Risk Committee	Human Resources Committee	Safety, Environment and Operations Committee
Harold (Hal) N. Kvisle
Chansoo Joung	x	x
George Lewis	x	Chair
Leonard Mallett			x	x
Robert (Bob) G. Phillips			x	x
Sonya Reed		x	Chair
Shannon Ryhorchuk	Chair			x
Mary Pat Salomone			x	x
Frances M. Vallejo	x	x
Don Wishart			x	Chair
Audit Committee
Overview
South Bow's Audit Committee is responsible for assisting the Board in overseeing the integrity of South Bow's financial statements and South Bow's compliance with legal and regulatory requirements. The Audit Committee is also responsible for overseeing and monitoring the accounting and reporting process and the process, performance, and independence of South Bow's external auditors.
Audit Committee Charter
The Board adopted a charter of the Audit Committee substantially in the form attached as Appendix A to this AIF.
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Composition of the Audit Committee and Independence
The Audit Committee consists of Shannon Ryhorchuk (Chair), Chansoo Joung, George Lewis, and Frances M. Vallejo. National Instrument 52‑110 Audit Committees (“NI 52-110”) provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with South Bow, which could, in the view of South Bow's board of directors, reasonably interfere with the exercise of the member's independent judgment. All members of the Audit Committee are "independent" directors under the requirements of NI 52‑110, Rule 10A‑3 under the U.S. Exchange Act, and Section 303A of the NYSE Listed Company Manual.
Relevant Education and Experience
NI 52‑110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All of the members of the Audit Committee are "financially literate" under the requirements of NI 52‑110, and the NYSE Listed Company Manual, and all of the members of the Audit Committee are considered to be "audit committee financial experts" as that term is used in the U.S. Exchange Act.
The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities as a member of the Audit Committee.
Shannon Ryhorchuk (Chair)
Ms. Ryhorchuk was a Partner of PwC where she specialized in providing audit and assurance services. Ms. Ryhorchuk holds the distinction of being the former leader of PwC Canada's National Independence Office and a member of PwC's Global Network Independence leadership team. She also served as the Managing Partner of the Calgary Assurance Practice from 2011 to 2017 and was a member of PwC Canada's National Assurance Leadership Team. Ms. Ryhorchuk holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant (CPA) and Chartered Accountant (CA). She is a Fellow of the Institute of Chartered Professional Accountants and has earned the ICD.D designation from the Institute of Corporate Directors.
Chansoo Joung
Mr. Joung has served as a director of APA Corporation since February 2011 and is Chair of its Audit Committee. From 2005 to 2015, Mr. Joung worked first as a Partner and then as a Senior Advisor at Warburg Pincus LLC, where he managed investments across the energy and clean energy sectors. From 1987 to 2004, he held increasingly senior positions at Goldman Sachs & Co., culminating his 17-year career there as Head of the Americas Energy and Power investment banking group. Mr. Joung has a Master of Business Administration from Dartmouth College.
George Lewis
Mr. Lewis was a member of the Royal Bank of Canada ("RBC") Group Executive Board from 2007 until 2015, with responsibility for RBC's wealth, asset management, and insurance segments. He joined RBC in 1986, serving in various financial and wealth management roles. Mr. Lewis earned a Bachelor of Commerce degree from Trinity College at the University of Toronto and a Master of Business Administration from Harvard University. He is a Fellow of the Institute of Chartered Accountants (FCA) and a CFA Charterholder.
Frances M. Vallejo
Ms. Vallejo is a former executive officer of ConocoPhillips where she began her career in 1987. She served as Vice President of Corporate Planning and Development from 2015 until 2016 and as Vice President and Treasurer from 2008 until 2015. Prior to 2008, she served as General Manager of Corporate Planning and Budgets, Vice President of Upstream Planning and Portfolio Management, Assistant Treasurer, Manager of Strategic Transactions, and in other finance roles. Ms. Vallejo holds a Master of Business Administration from Rice University, where she was named a Jones Scholar, and holds the NACD Directorship Certification.
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Pre-approval Policies and Procedures
The Audit Committee maintains a pre-approval policy with respect to permitted non-audit services and audit services. For non-audit service engagements of up to five per cent of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided, approval of the Chair of the Audit Committee is required, and the Audit Committee is to be informed of the engagement at the next scheduled Audit Committee meeting. For all non-audit service engagements of an amount higher than five per cent of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided, pre-approval of the Audit Committee is required.
Audit Fees, Audit-related Fees, Tax Fees, and Other Fees
The following table lists the fees paid to KPMG LLP by category, for 2024 and 2025:

C$	Description of Fee Category	2025*	2024
Audit fees	Represents the aggregate fees for audit services.	3,655,722	1,790,500
Audit-related fees	Represents the aggregate fees for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees”	—	—
Tax fees	Represents the aggregate fees for professional services rendered by the Company’s auditors for tax compliance, tax advice, and tax planning.	193,450	—
Other fees	Represents the aggregate fees for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit-related Fees”, and “Tax Fees”.	86,350	—
Total		3,935,522	1,790,500
*Includes the difference in amount disclosed for prior year and the actual final billing.
RISK FACTORS
The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all of the risks associated with South Bow's business and its industry generally. Any of the following risks could materially and adversely affect South Bow's business, financial condition, or results of operations. Additional risks and uncertainties not currently known to South Bow or those it currently views to be immaterial may also materially and adversely affect South Bow's business, financial condition, or results of operations.
Risks Relating to the Business of South Bow
Risks Relating to Operating Liquids Pipelines
The transportation of crude oil involves numerous risks, which if materialized may result in incidents or otherwise adversely affect the business, financial condition, and results of operations of South Bow. There are a variety of hazards and operating risks inherent in the transportation and storage of crude oil, including: releases; underperformance or failure of equipment, pipelines and facilities (including as a result of internal or external corrosion, cracking, third-party damage, material defects, operator error, or outside forces) information systems or processes; the compromise of information and control systems; the performance of equipment at levels below those originally intended (whether due to misuse, ordinary course "wear and tear", unexpected degradation or design, construction, or manufacturing defects); failure to maintain adequate supplies of spare parts; labour disputes; disputes with interconnected facilities; operational disruptions, including force majeure events, which may prevent the full utilization of the liquids pipeline systems; and catastrophic events, including, but not limited to, natural disasters, fires, floods, droughts, explosions, earthquakes, acts of terrorism and sabotage, cybersecurity breaches, and other similar events, many of which are beyond the control of South Bow and all of which could result in damage
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to assets, related spills, or other environmental issues and operational disruptions. South Bow may also be exposed, from time to time, to other operational risks in addition to the foregoing.
The occurrence or continuance of any of the risks described above could result in serious injury and loss of human life, significant damage to property and natural resources, environmental pollution, significant reputational damage to South Bow and its business, impairment or suspension of operations, fines or other regulatory penalties, costs associated with responding to an investigation or enforcement action brought by a governmental agency, and suspension or revocation of regulatory approvals or imposition of new requirements, any of which could materially adversely affect South Bow's business, financial condition, or results of operations. For sections of any of the liquids pipelines that are located near populated areas, including residential areas, commercial business centres, industrial sites, and other public gathering areas, the level of damage resulting from these risks may be greater.
Risks Relating to Crude Oil Supply and Demand
South Bow's liquids pipelines, terminals and other assets and facilities, including the availability of expansion opportunities, depend in part on continued production of crude oil in the markets that they serve. Without development of crude oil reserves, production will decline over time as reserves are depleted. Producers in areas served by South Bow may not be successful in exploring for and developing additional reserves or their costs of doing so may become uneconomic. Commodity prices and tax incentives may not remain at levels that encourage producers to explore for and develop additional reserves or produce existing reserves, which may lead to non-renewal or modification of transportation contracts as they expire. South Bow's business also depends in part on the levels of demand for crude oil in the markets in which the liquids pipelines, terminals, and other facilities deliver or provide service. Decreases in the supply of or demand for crude oil could adversely impact the utilization of South Bow's assets. Changes in supply and demand for crude oil could also adversely impact the price of crude oil that producers receive for their product, which may result in a commensurate reduction in South Bow's revenues, earnings, and cash flows.
Given that crude oil is a global commodity, demand can also be significantly influenced by global market conditions, particularly in key consumption markets such as the U.S. and Asia, domestic and foreign political conditions, and governmental or regulatory actions (including restrictions or tariffs on the import or export of crude oil). Decreases in demand for crude oil, whether at a global level or in geographic areas South Bow's assets serve, can negatively affect South Bow's business, financial condition, and results of operations.
Economic disruptions, such as those which occurred during the COVID‑19 pandemic, or conditions in the business environment generally, such as declining or sustained low commodity prices, supply disruptions, or higher development or production costs, could result in a slowing of supply to South Bow's liquids pipelines, terminals, and other assets. Also, sustained lower demand for hydrocarbons, or changes in the regulatory environment or applicable governmental policies, including in relation to climate change or other environmental concerns, may have a negative impact on the supply of crude oil and other products. In recent years, a number of initiatives and regulatory changes relating to reducing GHG emissions have been undertaken by federal, provincial, state, and municipal governments and crude oil and gas industry participants. In addition, public concern about the potential risks posed by climate change has resulted in increased demand for energy efficiency and a transition to energy provided from renewable energy sources rather than fossil fuels, fuel-efficient alternatives, and pursuit of other technologies to reduce GHG emissions, such as carbon capture and sequestration. There has been, and may be further intensification of these trends, if and to the extent that federal, provincial, state, and/or municipal governments enact further energy and environmental policies related to climate change.
Each of the foregoing could negatively impact South Bow's business directly, as well as its customers, which in turn could negatively impact South Bow's prospects for new contracts, renewals of existing contracts, or the ability of South Bow's customers to honour their contractual commitments. Furthermore, such unfavourable conditions may compound the adverse effects of larger disruptions such as geopolitical conditions and global pandemics.
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South Bow cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation, or technological advances in fuel economy and energy generation devices, all of which could reduce the development of and/or demand for South Bow's services.
Risks Relating to the Competitive Industry
Competition is a factor affecting South Bow's existing businesses and its ability to secure new project opportunities. To the extent that any current or future pipeline system or other form of transportation (such as truck, rail, or barge) that delivers crude oil into or from the markets that South Bow serves, at rates or service attributes more desirable than those provided by South Bow, it may result in unutilized capacity. Likewise, to the extent that competing terminals or other storage options offer services at rates or service attributes more desirable than South Bow, it may result in reduced demand for South Bow's services. If capacity on South Bow's assets remains unused, its ability to re-contract for expiring capacity at favourable rates or otherwise retain existing customers could be impaired. Additionally, competition from alternative energy sources may have an adverse effect on the demand for, and production of, the liquids transported and stored by South Bow, which may reduce the demand for South Bow's services. Competition in all of South Bow's businesses, including competition for growth and business opportunities, could have a negative impact on its business, financial condition, or results of operations.
Reliance on Principal Customers
South Bow transports and stores crude oil for several large customers within its areas of operations. A limited number of major customers have in the past, and may in the future continue to account for a significant portion of South Bow's revenue. For the year ended December 31, 2025, three major customers accounted for $634 million, $323 million, and $183 million, respectively, in revenues, each representing more than 10 per cent of total revenues from contracts with customers. See Business of South Bow – Customer Profile. If, for any reason, any of such parties are unable to perform their obligations under the various agreements with South Bow, or if any of such parties terminate or do not renew their contractual arrangements with South Bow on favourable terms, its business, financial condition, and results of operations could be adversely affected.
Reliance on Other Facilities and Third-party Services
Certain of South Bow's terminals and pipelines are dependent upon their interconnections with other terminals and pipelines and facilities owned and operated by third parties to reach end markets. Risks may be created as a result of differences in pressures; specifications or capacities which affect operations; planned and unplanned outages or curtailments at third-party facilities that restrict deliveries; and measurement and component balancing errors affecting product deliveries. South Bow is unable to control operations, events, decisions, regulatory actions, or public perceptions with respect to third-party assets and facilities, making the mitigation of these risks challenging. Although South Bow employs strategies to assist in mitigating these risks, including having multiple connections, service arrangements, or transportation alternatives available in order to provide flexibility during curtailments or interruptions, there is no assurance such strategies will be effective. Where such alternatives are not available or are not effective, South Bow's operations may be significantly affected.
Risks Relating to Accessing Capital Markets
From time to time, South Bow may need to access the capital markets to obtain long-term and short-term financing. South Bow's access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including South Bow's business prospects and financial performance, its credit ratings, the liquidity of the overall capital markets, and the state of the economy. South Bow is not able to provide assurance that it will have access to the capital markets at the times and in the amounts needed or on terms acceptable to it.
Risks Relating to Changes in Tax Laws and Regulations
South Bow operates in both Canada and the United States, which have differing tax laws and tax rates. South Bow's tax reporting is supported by tax laws in the countries in which it operates and the application of tax treaties between the countries in which it operates.
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Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating South Bow's provision and accruals for these taxes. Such changes could have a material adverse effect on the business, financial condition, and results of operations of South Bow. South Bow's income tax reporting is subject to audit by tax authorities in the countries in which it operates. South Bow's effective tax rate may change from year to year, based on: (a) changes in the mix of activities and income earned among the different jurisdictions in which it operates; (b) changes in tax laws in these jurisdictions; (c) changes in the tax treaties between the countries in which it operates; (d) changes in its eligibility for benefits under those tax treaties; and (e) changes in the estimated values of deferred tax assets and liabilities, which could result in a substantial increase in the effective tax rate on all or a portion of its income.
Risks Relating to Leases and Rights-of-way Access
Certain of South Bow's assets and associated infrastructure are located on lands leased or licensed from third parties and such leases and licenses may need to be renewed from time to time. If leases or licenses are unable to be renewed on terms acceptable to South Bow, it could result in additional costs or impacts to operations related to such leases or licenses. Certain of South Bow's leases include provisions to mitigate against such adverse outcomes. Successful development of new pipelines or extensions to existing pipelines depends in part on securing leases, easements, rights-of-way, permits, and/or licenses from landowners or governmental authorities allowing access for such purposes. The process of securing rights-of-way or similar access is becoming more complex, particularly in more densely populated, environmentally sensitive, and other areas. The inability to secure such rights-of-way or similar access could adversely affect South Bow's business, financial condition, and results of operations.
Throughput Risks
South Bow's pipeline revenue is based on a variety of transportation arrangements. As a result, certain pipeline revenue is dependent upon throughput levels of crude oil. Future throughput will be dependent upon the activities of producers operating in service areas as they relate to exploiting their existing reserve bases and exploring for and developing additional reserves, and technological improvements leading to increased recovery rates. Without reserve additions, or expansion of the service areas, volumes on such pipelines would decline over time as reserves are depleted. As crude oil reserves are depleted, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production or seek out lower-cost alternatives for transportation. If, as a result, revenue collected by South Bow decreases, South Bow's business, financial condition, and results of operations could be adversely affected.
Customer Contracts
Throughput on South Bow's pipelines is governed by transportation contracts or tolling arrangements of varying durations with a range of shippers. Any material default by counterparties under such contracts or any expiration or early termination of such contracts or tolling arrangements without renewal or replacement on favourable terms, to the extent material, may have an adverse effect on South Bow's business and results of operations. Certain Keystone contracts expire in 2031. There is no guarantee that any of the contracts that South Bow currently has in place will be renewed at the end of their term, including on terms favourable to South Bow, or replaced with other contracts on favourable terms in the event of early termination.
Risks Relating to South Bow's Reputation with Key Stakeholders
Reputational risk is the risk that potential market events or events specific to South Bow, or other factors, could result in the deterioration of South Bow's reputation with key stakeholders, including Indigenous Peoples and governmental authorities. The potential for harming South Bow's reputation exists in every business decision of South Bow and all risks can have an impact on reputation, which, in turn, can negatively impact South Bow's business. Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, liquidity, regulatory, legal, and technology risks, among others, must all be managed effectively to safeguard South Bow's reputation. South Bow's reputation could also be impacted by the actions and activities of other companies operating in the energy industry, particularly
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other energy infrastructure providers, over which South Bow has no control. In particular, South Bow's reputation could be adversely impacted by negative publicity related to pipeline incidents, unpopular expansion plans or new projects and due to opposition from organizations opposed to pipeline and fossil fuel energy development. Further, South Bow's reputation could be negatively impacted by changing public attitudes towards climate change and the perceived causes thereof, including the role played by companies in the industry in which South Bow operates. Public opinion may be influenced by certain media and special interest groups' negative portrayal of the industry in which South Bow operates as well as their opposition to future development projects. Negative impacts from a compromised reputation, whether as a result of South Bow's actions or otherwise, could adversely affect South Bow's business, financial condition, and results of operations and reduce South Bow's access to capital.
Risks Relating to the Impact of Non-governmental Organizations on South Bow's Operations
South Bow's operations will at times be subject to public opposition which could expose it to the risk of higher costs, delays, or even project cancellations due to increasing pressure on governments and regulatory bodies by special interest groups, including Indigenous groups, landowners, environmental interest groups (including those opposed to oil and gas production and transportation operations), and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support of the federal, provincial, state, or municipal governments, and delays in, challenges to, or the suspension or revocation of, regulatory approvals, permits, or land access agreements. There is no guarantee that South Bow will be able to satisfy the concerns of governmental agencies, courts, and non-governmental organizations and attempting to address such concerns may require South Bow to incur significant costs and/or delay its operating activities, which could adversely affect South Bow's business, financial condition, and results of operations.
Risks Relating to Regulatory Regimes
South Bow and its liquids pipelines are subject to regulation and oversight by various legislative and regulatory authorities, including the CER, FERC, AER, AUC, PHMSA, Railroad Commission of Texas, ASC, and SEC. Regulatory actions taken by these legislators or agencies have the potential to adversely affect the business, financial condition, and results of operations of South Bow. Regulation affects most aspects of South Bow's business and extends to such matters as: (a) the integrity, safety, and security of facilities and operations; (b) the acquisition, extension, disposition, or abandonment of services or facilities; (c) reporting and information posting requirements; and (d) the maintenance of accounts and records.
Should South Bow fail to comply with any applicable statutes, rules, regulations, or orders of such regulatory authorities, South Bow could be subject to substantial penalties and fines and potential suspension or revocation of permits. Furthermore, new laws or regulations, or different interpretations of existing laws or regulations, including unexpected policy changes, applicable to South Bow or its liquids pipelines could have a material adverse impact on the business, financial condition, and results of operations of South Bow.
Risks Relating to Health, Safety, Sustainability, and Environmental Laws and Regulations
The operations of South Bow are subject to federal, state, provincial, and municipal laws and regulations, as well as other obligations, relating to sustainability and the protection or preservation of the environment (including with respect to climate change), natural resources, and human health and safety. Such laws, regulations, and obligations affect many aspects of South Bow's present and future operations, and generally require South Bow to obtain and comply with various environmental registrations, licenses, permits, inspections, and other approvals. Liability under such laws and regulations may be incurred without regard to fault for the remediation of contaminated areas. Private parties, including the owners of properties through which South Bow's liquids pipelines pass, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance with such laws and regulations or for personal injury or property damage.
Failure to comply with these laws and regulations may also expose South Bow to civil, criminal, and administrative fines, penalties and/or interruptions in operations that could impact the business, financial condition, and results of operations of South Bow. For example, if an accidental release of crude oil or other hazardous substances occurs at or from any of its liquids pipelines or connected facilities or systems, South Bow may experience significant operational disruptions and may be required to incur a significant amount
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of costs in order to clean up or otherwise respond to the leak, release, or spill, pay government penalties, address natural resource damage, compensate for human exposure, property damage, or economic loss, install costly pollution control equipment, operate at a reduced capacity and/or operating pressure, or undertake a combination of these and other measures. The resulting costs and liabilities could materially adversely affect South Bow's business, financial condition, and results of operations.
An environmental incident could have lasting reputational impacts to South Bow and could impact its ability to work with various stakeholders. In addition to the cost of remediation activities (to the extent not covered by insurance), environmental incidents may lead to an increased cost of operating and insuring the liquids pipelines, thereby adversely impacting South Bow's business, financial condition and results of operations.
South Bow cannot ensure that existing HSSE laws and regulations will not be revised or that new laws or regulations (including those relating to GHG emissions) will not be adopted or become applicable to its business. There can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts currently anticipated. Revised or additional laws or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on South Bow's business, financial condition and results of operations.
In particular, certain federal, provincial and/or state governments have made combatting climate change arising from GHG emissions a priority and have undertaken and may continue to undertake various regulatory initiatives that could curtail crude oil production and transportation. Potential examples include laws, rules, executive orders, or regulations relating to the permitting of pipeline infrastructure and further restrictions on GHG emissions from oil and gas facilities. Any new laws, executive orders, regulations, or changes to or interpretations of existing laws or regulations, adverse to South Bow could have a material adverse effect on its business, financial condition and results of operations.
Decommissioning, Abandonment, and Reclamation Costs
South Bow is responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment, and reclamation of South Bow's facilities and pipelines at the end of their economic life. In Canada, the CER requires pipeline companies under its jurisdiction to have a set-aside mechanism in place to adequately fund pipeline abandonment. These costs are estimated and approved by the CER, and subject to periodic changes. To meet this requirement, South Bow collects an abandonment surcharge from customers that funds a trust held exclusively for the purpose of abandonment. South Bow may, in the future, be required by applicable laws or regulations to post security or establish and fund one or more decommissioning, abandonment, and reclamation reserve funds in other jurisdictions to provide for payment of future decommissioning, abandonment, and reclamation costs, which among other things may impact South Bow's ability to execute its business plan.
Risks Relating to Regulations Governing the Safety and Integrity of South Bow's Liquids Pipelines
South Bow and its liquids pipelines are subject to extensive laws and regulations related to pipeline safety and integrity at the federal, provincial and state levels. There are, for example, regulations issued by PHMSA and by the CER for pipeline operators in the areas of design, operations, integrity testing, repairs, qualification and training, emergency response, control room management, and public awareness. South Bow expects the costs of compliance with these regulations, including integrity management rules, will be substantial. The majority of compliance costs relate to pipeline integrity testing and repairs and reconfirmation of the maximum allowable operating pressure on South Bow's liquids pipelines. South Bow plans to continue its integrity testing programs to assess and maintain the integrity of its existing and future liquids pipelines as required by PHMSA and CER rules. Repairs or upgrades deemed necessary to address results of integrity assessments and other testing and/or ensure the continued safe and reliable operation of South Bow's liquids pipelines and related facilities could cause South Bow to incur significant and unanticipated capital and operating expenditures. Such expenditures will vary depending on the number of repairs determined to be necessary as a result of integrity assessments and other testing. South Bow also expects to increase expenditures in the future to comply with PHMSA and CER regulations.
Further, additional laws and regulations that may be enacted in the future or a new interpretation of existing laws and regulations could significantly increase the amount of these expenditures. Pipeline safety
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regulations or changes to such regulations may require additional leak detection, reporting, the replacement of some of South Bow's liquids pipeline segments, the addition of monitoring equipment, and more frequent monitoring and inspection or testing of its pipeline facilities. Repair, remediation, and preventative or mitigating actions may require significant capital and operating expenditures. Pipeline safety regulation has increased over time and existing obligations may increase with new proposed rules that are currently under consideration. In the U.S., the reauthorization of the U.S. Pipeline Safety Act could further expand PHMSA's current rule-making agenda and statutory authority in certain areas, including those related to pipeline leak detection and repair and inspection and maintenance requirements for idled pipelines. There can be no assurance as to the amount or timing of future expenditures for pipeline safety and integrity regulation, and actual future expenditures may be different from the amounts South Bow currently anticipates. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not deemed by regulators to be fully recoverable from customers, could have a material adverse effect on South Bow's business, financial condition and results of operations.
Risks Relating to Expansion of Existing Assets and Construction of New Assets
South Bow may undertake construction projects to expand its existing assets and to construct new assets. New growth projects generally will be subject to, among other things: the receipt of regulatory approvals; feasibility and cost analyses; funding availability; industry, market, and demand conditions; inflation; availability of labour, material, and equipment; Indigenous and other stakeholder consultation; environmental considerations; performance of third parties; acts of civil disobedience, terrorism, or sabotage; weather conditions; and costs of engineering and other third-party services. These and a variety of other factors outside of South Bow's control, such as difficulties or delays in obtaining rights-of-way and permits or other regulatory approvals may cause delays in, or cancellations of, South Bow's construction projects. Regulatory authorities may modify their permitting policies in ways that disadvantage South Bow's construction projects and may also expand existing regulatory requirements, including through increased Indigenous and other stakeholder consultation requirements. Such factors can be exacerbated by, among other things, political and public opposition to South Bow's projects, including as a consequence of, or relating to, sustainability-related considerations and operational incidents involving energy infrastructure providers. Inclement weather, natural disasters, and delays in performance and underperformance by third-party contractors may result in increased costs or delays in construction. In addition, South Bow may experience increasing costs for construction materials. Significant increases in costs of construction materials, cost overruns, or delays, or South Bow's inability to obtain a required permit or right-of-way, could have a material adverse effect on South Bow's return on investment, results of operations, and cash flows, and could result in project cancellations or limit South Bow's ability to pursue other growth opportunities.
The success of such assets is, to some extent, dependent on the effectiveness of the business relationship and decision-making among South Bow and other joint owners. It may not be possible for South Bow to obtain the required levels of approval from co-owners of facilities for future proposals for capital expenditures, which may adversely affect South Bow's ability to expand or improve its existing facilities. Further, if a joint owner were to become insolvent, regulators may require South Bow to assume such joint owner's obligations and South Bow may face operational challenges during any insolvency proceedings, resulting in additional costs. Such events could impact operations or cash flows of these assets or cause them to not operate as South Bow expects, which could in turn, have a negative impact on South Bow's business, financial condition, and results of operations.
In addition, agreements for joint ownership often contain restrictions on transferring an interest in a facility, including consent requirements and rights of first refusal. Such provisions may restrict South Bow's ability to transfer its interests in facilities or to acquire a joint venture owner's interest in facilities and may also restrict South Bow's ability to maximize the value of a sale of its interest. Shareholders are further advised that the Spinoff has triggered certain rights of first refusal, rights of first offer, and other pre-emptive rights of purchase in respect of South Bow's assets, rights, and interests. See Risks Relating to Pre-emptive Rights.
Risks Relating to Regulation of Tolls, Tariffs, and Services
South Bow's U.S. liquids pipelines are subject to regulation by various federal regulatory agencies, including the FERC under the U.S. Interstate Commerce Act. The U.S. Interstate Commerce Act requires that tariff rates
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and terms and conditions of service for liquids pipelines be just and reasonable and not unduly discriminatory. South Bow is also subject to the Pipeline Safety Regulations of the U.S. Department of Transportation.
For South Bow's liquids pipelines subject to FERC regulation under the U.S. Interstate Commerce Act, shippers may protest South Bow's pipeline tariff filings or file complaints against its existing rates or complaints alleging that South Bow is engaging in discriminatory behaviour. The FERC can also investigate on its own initiative. Pursuant to such an investigation, the FERC could issue orders restricting South Bow's ability to set rates or, at the outcome of a hearing, order reparation payments to complaining shippers for up to two years prior to the complaint.
South Bow routinely monitors the public filings and proceedings of other parties with the FERC and other regulatory agencies in an effort to identify issues that could potentially impact its business. Under certain circumstances South Bow may choose to intervene in such third-party proceedings in order to express its support for, or opposition to, various issues raised by the parties to such proceedings. Despite such efforts, South Bow can provide no assurance that the FERC and other agencies that regulate its business will not issue future orders or declarations that increase its costs or otherwise adversely affect South Bow's business, financial condition, and results of operations.
South Bow's Canadian liquids pipelines are subject to regulation by the CER and by provincial authorities. Under the Canadian Energy Regulator Act, the CER could investigate the tariff rates or the terms and conditions of service relating to a jurisdictional pipeline on its own initiative upon the filing of a toll or tariff application, or upon the filing of a written complaint. If the CER found the rates or terms of service relating to such pipeline to be unjust and unreasonable or unjustly discriminatory, the CER could require South Bow to change its rates, provide access to other shippers, or change its terms of service. A provincial authority such as the AER could, on the application of a customer or other interested party, investigate the tariff rates or South Bow's terms and conditions of service relating to its provincially regulated pipelines. If it found South Bow's rates or terms of service to be contrary to statutory requirements, the AER or other applicable provincial authority could impose conditions it considers appropriate. A provincial authority could declare a pipeline to be a common carrier pipeline, and require South Bow to change its rates, provide access to other shippers, or otherwise alter its terms of service. Any reduction in South Bow's tariff rates would result in lower revenue.
Risks Relating to Cross-border Regulation
Keystone crosses the international border between Canada and the U.S. and is subject to cross-border regulation. South Bow's cross border activities subject it to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues, and toxic substance certifications. Such regulations include the Short Supply Controls of the Export Administration Act, the USMCA, and the Toxic Substances Control Act. Violations of these licensing, tariff, and tax reporting requirements could result in the imposition of significant administrative, civil, and criminal penalties. Changes to these licensing, tariff, and tax reporting requirements could result in increased costs or otherwise adversely affect South Bow's business, financial condition, and results of operations. Furthermore, the Presidential Permit applicable to Keystone that allows cross-border movements of crude oil may be revoked or terminated at any time.
Risks Relating to Hedging Activities
South Bow enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements. South Bow fixes a portion of the exposure on these contracts by entering into financial instruments as a hedge to manage price volatility, interest rate, and foreign exchange risks. These hedging arrangements expose South Bow to risks which may cause financial loss and there is no guarantee that such hedging arrangements will generate profits or mitigate the market risks associated with South Bow's business. Further, such hedging arrangements may limit the benefit South Bow would otherwise receive due to favourable changes in commodity prices, interest rates, and foreign exchange rates.
Additionally, the U.S. Federal Trade Commission, the FERC, and the U.S. Commodity Futures Trading Commission hold statutory authority to monitor certain segments of the physical and futures energy commodities markets. These agencies have imposed broad regulations prohibiting fraud and manipulation of such markets. Regarding South Bow's physical purchases and sales of crude oil and any related hedging
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activities that it undertakes, South Bow is required to observe the market-related regulations enforced by these agencies, which hold substantial enforcement authority. South Bow's purchases and sales may also be subject to certain reporting and other requirements. Additionally, to the extent that South Bow enters into transportation contracts with pipelines that are subject to FERC regulation, South Bow is subject to FERC requirements related to the use of such capacity. Any failure on South Bow's part to comply with the regulations and policies of the FERC, the U.S. Federal Trade Commission, or the U.S. Commodity Futures Trading Commission could result in the imposition of civil and criminal penalties. Failure to comply with such regulations, as interpreted and enforced, could have a material adverse effect on South Bow's business, financial condition, and results of operations.
Risks Relating to Issuer Ratings
South Bow has been assigned an issuer rating of BBB- (Stable) by S&P, Baa3 (Stable) by Moody's, and BBB- (Stable) by Fitch. Credit ratings are not a recommendation to buy, hold, or sell securities. A rating is not a comment on the market price of a security nor is it an assessment of ownership, given various investment objectives. There can be no assurance that such ratings will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed, and discontinued by an applicable credit ratings agency at any time. South Bow's credit ratings and any real or anticipated changes in such credit ratings may affect the market value of South Bow's securities, South Bow's ability to obtain short-term and long-term financing, amounts of insurance capacity available, and the cost at which South Bow can access the capital and insurance markets.
Counterparty Credit Risk
South Bow has exposure to counterparty credit risk in a number of areas, including cash and cash equivalents; accounts receivable and certain contractual recoveries; available-for-sale assets; and fair value of derivative assets. At times, South Bow's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce South Bow's counterparty credit risk exposure in the event of default, including: (a) contractual rights and remedies together with the utilization of contractually-based financial assurances; (b) the competitive position of its assets and the demand for its services; and (c) potential recovery of unpaid amounts through bankruptcy and similar proceedings. South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. South Bow uses historical credit loss and recovery data, adjusted for its judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other. South Bow has significant credit and performance exposure to financial institutions that hold cash deposits. South Bow may, in the future, have significant credit and performance exposure to any financial institutions that provide committed credit lines and letters of credit to help manage South Bow's exposure to counterparties and provide liquidity in commodity, foreign exchange, and interest rate derivative markets. South Bow's current portfolio of financial sector exposure consists primarily of highly-rated investment-grade, systemically important financial institutions and it is expected that any future committed credit lines and letters of credit will be with financial institutions having similar characteristics.
Risks Relating to Climate Change
Climate change is a systemic risk that presents both physical and transition risks. Climate change and its associated impacts may increase South Bow's exposure to, and magnitude of, other risks identified herein. South Bow's business, financial condition, results of operations, cash flows, reputation, access to and cost of capital or insurance, business plans, or strategy may all be materially adversely impacted as a result of climate change and its associated impacts.
Physical Risks
Climate-related physical risks as a result of changing and more extreme weather can damage South Bow's assets and affect the safety and reliability of its operations. Climate-related physical risks may be acute or chronic. Acute physical risks are those that are event-driven, including increased frequency and severity of
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extreme weather events. Chronic physical risks are longer-term shifts in climate patterns, such as long-term changes in precipitation patterns or sustained higher temperatures.
South Bow's liquids pipelines may be exposed to potential damage or other negative impacts from events of this nature, which could result in reduced revenue from business disruption or reduced capacity and may also lead to increased costs due to repairs and required adaptation measures. Such events may also result in loss of life or injury or damage to property and the environment.
Transition Risks
Climate-related transition risks relate to the transition to a lower-emissions economy, which may increase South Bow's cost of operations, impact its business plans, and influence stakeholder decisions about South Bow, each of which could adversely impact South Bow's reputation, strategic plan, business, financial condition and results of operations.
Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations regarding reduction of GHG emissions, adaptation to climate change, transition to a lower-carbon economy, and disclosure of climate-related matters. Such policies, laws, and regulations vary at the federal, state, provincial, and municipal levels in which South Bow operates and are continually evolving. International multilateral agreements, the obligations adopted thereunder, increasing physical impacts of climate change, changing political and public opinion, and legal challenges concerning the adequacy of climate-related policy and compliance therewith brought against governments and corporations, among other factors, may accelerate the implementation of these measures. Efforts to regulate or restrict GHG emissions could negatively impact demand for the products South Bow transports on its liquids pipelines. In addition, there has been an increase in climate and related litigation and regulatory proceedings, including climate-related disclosure, litigation and regulatory proceeding against governments and energy companies. There is no assurance that South Bow will not be impacted by similar litigation. Many jurisdictions are either increasing the stringency of existing, or introducing new, legislation or public policy to address climate change and reduce GHG emissions.
Risks Relating to Foreign Exchange Rates
South Bow uses U.S. dollars as the reporting currency for its financial statements. Since certain of South Bow's businesses generate earnings in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar will directly affect South Bow's earnings. South Bow may manage its foreign exchange risk using foreign exchange derivatives and may hedge a portion of its net investment in operations with Canadian dollar-denominated debt, cross-currency interest rate swaps, and foreign exchange options, as appropriate.
Risks Relating to Cyber-attacks
South Bow's business is dependent upon information systems and other digital technologies for controlling the liquids pipeline systems, processing transactions, and summarizing and reporting the results of operations. The secure processing, maintenance, and transmission of information is critical to South Bow's operations. Furthermore, South Bow and some of its counterparties collect and store sensitive data in the ordinary course of business, including personal information, as well as proprietary business information concerning South Bow and its suppliers, investors and other stakeholders.
Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication of cyber-attacks and data security breaches, including in connection with the increasing use of artificial intelligence ("AI"), as well as due to international and domestic political factors, including geopolitical tensions, armed hostilities, war, civil unrest, sabotage, and terrorism. Human error can also contribute to a cyber-incident, and cyber-attacks can be internal or external and occur at any point in South Bow's supply chain. Because of the critical nature of South Bow's infrastructure and South Bow's use of information systems and other digital technologies to control the liquids pipeline systems, South Bow faces a heightened risk of cyber-attacks. Cyber-threat actors have attacked and threatened to attack energy infrastructure, and various government agencies have increasingly stressed that these attacks are targeting critical infrastructure, and are increasing in sophistication, magnitude, and frequency. The U.S. government has issued public warnings indicating that pipelines and other infrastructure assets might be specific targets of terrorist organizations or "cyber-sabotage" events.
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New cybersecurity legislation, regulations and orders have been recently implemented or proposed resulting in additional actual and anticipated regulatory oversight and compliance requirements, which will require significant internal and external resources. South Bow cannot predict the potential impact to its business of potential future legislation, regulations, or orders relating to cybersecurity.
South Bow's information systems or those of service providers or other counterparties may become the target of cyber-attacks or security breaches which could compromise its data and systems, affect its ability to correctly record, process and report transactions, result in the loss of information, or cause operational disruption or incidents, including the improper operation of its assets, potentially resulting in delays in the delivery or availability of customers' products, cause contamination or degradation of the products South Bow transports, stores and distributes, cause damage to South Bow's liquids pipeline systems and facilities, as well as the facilities of its customers, or cause releases of hydrocarbon products for which South Bow could be held liable, all of which could result in personal safety incidents and materially adversely affect South Bow's reputation, business, operations, or financial results. As a result of a cyber-attack or security breach, South Bow could also be liable under laws that protect the privacy of personal information, be subject to regulatory action, fines, or penalties, incur additional costs for remediation, litigation, breach of contract or indemnity claims, or other costs, all of which could materially adversely affect South Bow's reputation, business, financial condition and results of operations.
In addition, a cyber-attack could occur and persist for an extended period without detection. Any investigation of a cyber-attack or other security incident may be inherently unpredictable, and it would take time before the completion of any investigation and availability of full and reliable information. During such time, South Bow may not know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all or any of which could further increase the costs and consequences of a cyber-attack or other security incident, and South Bow's remediation efforts may not be successful. The inability to implement, maintain, and upgrade adequate safeguards could materially and adversely affect South Bow's business, financial condition and results of operations. As cyber-attacks continue to evolve, South Bow may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities.
Furthermore, media reports about a cyber-attack or other significant security incident affecting South Bow or its liquids pipelines, whether accurate or not, or, under certain circumstances, South Bow's failure to make adequate or timely disclosures to the public, law enforcement, other regulatory agencies, or affected individuals following any such event, whether due to delayed discovery or otherwise, could negatively impact South Bow's operating results and result in other negative consequences, including damage to South Bow's reputation or competitiveness, harm to its relationships with customers, partners, suppliers, and other third parties, interruption to its management, remediation, or increased protection costs, significant litigation or regulatory action, fines or penalties, all of which could materially adversely affect South Bow's business, financial condition and results of operations.
Risks Relating to Artificial Intelligence and Technology
South Bow increasingly relies on software, analytics, and automation technologies, including AI, to support its operations. While AI offers efficiency and insight, it also introduces potential risks. These include errors or biases in AI algorithms, cybersecurity vulnerabilities, reliance on third-party AI platforms, regulatory or legal scrutiny, and evolving industry standards for the ethical and responsible use of AI. Any failure or limitation in AI systems could disrupt operations, compromise operations and safety, or result in reputational, regulatory, or financial consequences.
Risks Relating to Insurance Coverage
South Bow's insurance program may not cover all operational risks and costs and may not provide sufficient coverage in the event of a claim. South Bow will not maintain insurance coverage against all potential losses and could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Losses in excess of South Bow's insurance coverage could have a material adverse effect on its business, financial condition and results of operations.
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Changes in the insurance markets subsequent to certain hurricanes and other natural disasters, as well as the introduction of climate-related policies, have made it more difficult and more expensive to obtain certain types of coverage. The occurrence of an event that is not fully covered by insurance, or failure by one or more of South Bow's insurers to honour its coverage commitments for an insured event, could have a material adverse effect on South Bow's business, financial condition and results of operations. Insurance companies may reduce the insurance capacity they are willing to offer or may demand significantly higher premiums or deductibles to cover South Bow's assets. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, South Bow may be unable to obtain and maintain adequate insurance at a reasonable cost. There is no assurance that South Bow's insurers will renew their insurance coverage on acceptable terms, if at all, or that South Bow will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which South Bow suffers significant losses could have a material adverse effect on South Bow's business, financial condition and results of operations.
Talent Risk
The future success of South Bow will depend largely upon the performance of key officers, employees, and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where South Bow will continue its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, will become increasingly important to South Bow and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as South Bow grows, could have a material adverse effect upon South Bow's growth potential and prospects. The costs associated with retaining and recruiting key individuals and a skilled workforce could adversely affect South Bow's business, financial condition and results of operations.
Risks of Legal Proceedings
South Bow may be subject to regulatory investigations, claims, lawsuits, and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its liquids pipelines business. Litigation related to environmental and climate change-related matters, as well as environmental, social and governance disclosure, is on the rise. TC Energy and South Bow have been subject to, and South Bow may in the future be subject to, litigation incidental to its business. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries, and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.
Litigation may be costly and time-consuming and can divert the attention of Management and key personnel away from day-to-day business operations. South Bow may, from time to time, be subject to legal proceedings or the threat of legal proceedings. If South Bow were to be unsuccessful in defending any material claims against it, or unable to settle such claims on a satisfactory basis, it may be faced with significant monetary damages, injunctive relief, specific performance, or other negative impacts that could have a material adverse effect on South Bow's business and financial condition. South Bow may also be required to change its operating practices in response to any such legal proceedings. To the extent South Bow is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.
Risks Relating to Indigenous Claims and Consultation Obligations
Indigenous Peoples in Canada have constitutionally protected aboriginal and treaty rights in Canada under Section 35 of the Constitution Act. The successful assertion of Indigenous title or other Indigenous rights claims may have an adverse effect on western Canadian crude oil production and may result in reduced demand for South Bow's assets and infrastructure that service those areas, which could have a material adverse effect on South Bow's business, financial condition and results of operations.
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The interpretation of aboriginal and treaty rights is evolving and government policy (including the requirements that are imposed on industry) continues to change. In Canada, the federal and provincial governments have a duty to consult and, where appropriate, accommodate Indigenous Peoples where the interests of the Indigenous Peoples may be affected by a government action or decision. The consultation processes and expectations of parties involved can vary considerably from project to project (and from community to community), which can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for some projects. The scope of the duty to consult by federal and provincial governments is fact-dependent; however, has been broadening in recent years and is expected to continue to increase in the future. If a government or regulatory body determines that the duty to consult has not been appropriately discharged relative to the issuance of regulatory approvals required by South Bow, the issuance of such approvals may be delayed or denied, thereby impacting South Bow's Canadian operations.
Additionally, the Government of Canada has introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples. Certain provincial governments have enacted similar legislation. The adoption of such laws is expected to continue to add uncertainty to the ability of entities operating in the Canadian oil and gas industry to execute on major resource development and infrastructure projects, including, among other projects, pipelines.
In the U.S., certain of South Bow's operations may cross land that has historically been apportioned to various Native American tribes, who may exercise significant jurisdiction and sovereignty over their lands. Native American groups may also have certain treaty rights and rights to consultation on projects that may affect such lands. South Bow's operations may be impacted to the extent these Native American and First Nations governments are found to have and choose to act upon such jurisdiction over lands where South Bow operates.
Risks of Loss of Foreign Private Issuer Status
South Bow is a "foreign private issuer", as such term is defined under the U.S. Exchange Act, and is not subject to the same requirements that are imposed upon U.S. domestic issuers. As a foreign private issuer, South Bow is exempt from certain of the provisions of U.S. federal securities laws. However, if South Bow were to lose its status as a foreign private issuer, South Bow would be required to comply with the same U.S. federal securities laws that apply to U.S. companies, in addition to its obligations as a reporting issuer in Canada. The regulatory and compliance costs to South Bow under securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would require Management to devote substantial time and resources to comply with new regulatory requirements. Further, if South Bow were not a foreign private issuer, it would not be eligible to use foreign issuer forms and would be required to file periodic and current reports, proxy statements, and registration statements with the SEC that comply with the requirements applicable to U.S. domestic issuer reporting companies, which are generally more detailed and extensive than the forms available to a foreign private issuer using the multijurisdictional disclosure system forms and could increase the cost of accessing the capital markets compared to if South Bow continued to be a foreign private issuer. In addition, South Bow may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase South Bow's costs of compliance.
South Bow would lose its status as a foreign private issuer if more than 50 per cent of South Bow's outstanding voting securities are directly or indirectly held of record by U.S. holders as of the end of South Bow's second fiscal quarter and any one of the following is true: (a) the majority of South Bow's directors or executive officers are U.S. citizens or residents; (b) more than 50 per cent of South Bow's assets are located in the U.S.; or (c) South Bow's business is administered principally in the U.S. Because a majority of South Bow's directors and executive officers are U.S. citizens or residents and South Bow's business is principally administered in the U.S., South Bow's status as a foreign private issuer will primarily depend on changes in South Bow's share ownership, over which South Bow has no control.
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Risks Relating to Internal Controls over Financial Reporting
South Bow is responsible for establishing and maintaining effective internal control over financial reporting ("ICFR"), which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable GAAP. In April 2025, South Bow implemented a new enterprise resource planning ("ERP") system and accordingly, the Company modified a number of internal controls. Because South Bow is a relatively new public company and is implementing new financial control and management systems (including the new ERP system), one or more deficiencies in ICFR may result and ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If management is unable to certify the effectiveness of its internal controls or if material weaknesses or deficiencies in South Bow's internal controls are identified, South Bow could be subject to regulatory scrutiny and a loss of public confidence, which could harm South Bow's business and cause a decline in the trading price or value of the common shares or debt securities of South Bow. South Bow does not expect that its disclosure controls and procedures ("DC&P") and ICFR will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are reasonable constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in cost-effective control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner, or at all. If South Bow cannot provide reliable financial reports or prevent fraud, South Bow's reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in South Bow's reported financial information.
Risks Relating to Remediation of Material Weakness in Internal Controls

South Bow is required by applicable laws to establish and maintain effective ICFR and DC&P, including under the Sarbanes-Oxley Act of 2002 ("SOX"). Under SOX requirements, South Bow must furnish a report by management on, among other things, the effectiveness of its ICFR. This assessment includes disclosure of any material weaknesses identified by management in the Company’s ICFR. Under standards established by the SEC, a material weakness is a deficiency or combination of deficiencies in ICFR and exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. If a material weakness is identified, there is a possibility that a material misstatement in annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.
As more fully disclosed in South Bow’s MD&A for the year ended December 31, 2025, South Bow had a material weakness in its ICFR due to the aggregation of related deficiencies in respect of general information technology controls, and as a result, the Company’s DC&P and ICFR were not effective as of December 31, 2025. As a result, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis because of the material weakness. With oversight of the Audit Committee of the Board, Management evaluated South Bow's control environment and has been designing and executing a remediation plan to address the material weakness and enhance South Bow's internal control environment. See Accounting Matters on page 26 of the 2025 MD&A under the subheadings, "Disclosure Controls and Procedures" and "Management's Report on Internal Control over Financial Reporting".
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Compliance with SOX necessitates that South Bow incur substantial expense, train employees and expend significant management efforts, all of which diverts corporate resources from the business of South Bow. Notwithstanding these efforts, South Bow may not be able to remediate the material weakness identified to date, or any future material weaknesses that may be identified, or complete its evaluation, testing and remediation in a timely manner. Therefore, the Company’s independent auditors may issue further adverse reports if it is not satisfied with the level at which South Bow’s controls are designed, documented or operating. In addition, South Bow cannot provide assurance that there will not be additional material weaknesses and deficiencies in the future.
If South Bow is unable to remediate the known material weakness, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with GAAP, which could lead to investors losing confidence in the Company’s financial disclosures. An inability to produce accurate and timely financial statements may trigger an event of default under its credit and/or other debt agreements, have a material adverse effect on the trading price or value of the common shares and debt securities of South Bow, result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.
Risks Relating to Proposed and Recently Enacted Tax Legislation in the United States and Canada
Changes to applicable tax laws in Canada and the US (which changes may have retroactive or prospective application) could adversely affect South Bow.
South Bow is subject to the examination of its tax returns and other tax matters by tax authorities. While South Bow believes that its tax filings positions are appropriate and supportable, it is possible that tax authorities may successfully challenge South Bow's interpretations of tax legislation which may result in non-compliance or re-assessment or affect South Bow's estimate of current and future income taxes, and have an adverse effect on the business, financial condition and results of operations of South Bow.
Inflation Risk
The general rate of inflation impacts the economies and business environments in which South Bow operates. Increased inflation and any economic conditions resulting from governmental attempts to reduce inflation, such as the imposition of higher interest rates or wage and price controls, may increase costs related to South Bow's business and negatively impact levels of demand for South Bow's services and cost of inputs, which could have a material adverse effect on South Bow's business, financial condition and results of operations. Higher interest rates as a result of inflation could also negatively impact South Bow's borrowing costs, which could have a material adverse effect on South Bow's business, financial condition and results of operations.
Geopolitical Conflicts and Other Risks
Geopolitical conflicts and issues, and other factors continue to impact global markets and cause general economic uncertainty, the impact of which may have a significant adverse effect on South Bow's business, financial condition, and results of operations.
These concerns regarding general global economic conditions, fluctuations in interest and foreign exchange rates, stock market volatility, geopolitical conflicts and issues have contributed to increased economic uncertainty and diminished expectations for the global economy. This global economic uncertainty may have a material adverse effect on South Bow's business, financial condition and results of operations.
The current U.S. – Canada tariff environment remains highly dynamic and uncertain. Executive action and legislative or regulatory changes by the U.S. administration could materially impact South Bow's operations and financial condition. In March 2025, the United States imposed a series of tariffs on goods imported from Canada and other countries, triggering a de facto global trade war, and prompting Canada and several other trading partners to implement retaliatory measures. Since then, tariff policies have continued to evolve, creating ongoing uncertainty regarding Canada-U.S. trade and U.S. support for existing trade agreements.
Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to fluctuations in the market price of crude oil,
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the terms and availability of financing, cost overruns, geopolitical concerns, counterparty risk, and changes in law, policies, or regulatory requirements.
Risks Relating to Changing Demand for Petroleum Products
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and renewable energy generation systems could reduce the demand for oil and natural gas. In recent years, certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. Advancements in energy-efficient products have a similar effect on the demand for oil and natural gas products. South Bow cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on South Bow's business, financial condition, results of operations, and cash flows by decreasing South Bow's profitability, increasing its costs, limiting its access to capital, and decreasing the value of its assets.
Risks Relating to Unforeseen Disruptions and Dislocations
Events such as natural disasters, war, riots, or civil unrest can severely disrupt recovery efforts in affected regions. This may have a material adverse impact on South Bow, its customers, and their operations. Other risks include terrorist attacks, public health crises (such as epidemics, pandemics, or new infectious diseases), trade and infrastructure disruptions, civil disobedience, national emergencies, acts of war, and technological attacks. These events can create volatility and disrupt supply chains, operations, workforce mobility, and financial markets. Such disruptions may lead to a significant decline in economic activity in Canada and globally, reduce demand for oil and natural gas, and affect interest rates, credit ratings, inflation, and overall business conditions. These factors could negatively impact South Bow's reputation, business, financial condition, and operations, and may worsen other risks identified herein.
Risks Relating to the Securities of South Bow
Risks Relating to Stability of Stock Price and Availability of a Continuing Public Market
The market price of the common shares of South Bow may in the future be subject to significant fluctuations as a result of many factors, some of which will be beyond South Bow's control. Among the factors that could affect South Bow's share price in the future are:
•quarterly variations in South Bow's results of operations;
•changes in market valuations of similar companies and stock market price and volume fluctuations, generally;
•changes in earnings estimates or the publication of reports by analysts;
•speculation in the press or investment community about South Bow's business or the liquids pipeline industry generally;
•strategic actions by South Bow or its competitors such as commercial initiatives, acquisitions, divestitures, or restructurings;
•a thin trading market for the common shares of South Bow may develop, which could make it somewhat illiquid;
•regulatory developments;
•additions or departures of key personnel;
•the impact of the Rights Plan on the market price of South Bow's common shares;
•the price of crude oil;
•general market conditions; and
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•domestic and international economic, political, market, and currency factors unrelated to South Bow's performance.
The stock markets have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of common shares of South Bow.
Additionally, there is no guarantee of a continuing public market to resell the common shares of South Bow. South Bow will not be able to provide assurance that an active and liquid public market for the common shares of South Bow will continue to exist.
Risks Relating to Dividends
The amount of future cash dividends paid by South Bow, if any, will be subject to the discretion of the Board and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements and debt levels, operating costs, royalty burdens, foreign exchange rates, restrictions under contracts on the payment of dividends, and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends. See Dividends and Distributions. Depending on these and various other factors, many of which will be beyond the control of South Bow, future cash dividends could be reduced or suspended entirely.
The market value of the common shares of South Bow may deteriorate if cash dividends are reduced or suspended. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of dividends paid by South Bow and potential legislative and regulatory changes. Dividends may be reduced during periods of lower funds from operations, which result from lower commodity prices and any decision by South Bow to finance capital expenditures using cash generated from operating activities.
To the extent that external sources of capital, including capital in exchange for the issuance of additional common shares of South Bow, become limited or unavailable, the ability of South Bow to make necessary capital investments will be impaired. To the extent that South Bow is required to use funds from operations to finance capital expenditures or property acquisitions, the cash available for dividends may be reduced.
Risks Relating to the Spinoff
Transition Services Risks
TC Energy and South Bow have provided each other, on a transitional basis, certain services to facilitate the orderly transfer of the Liquids Pipelines business to South Bow. Though South Bow has materially exited the Transition Services Agreement, any remaining services may require South Bow to divert its resources from its business, which in turn may negatively impact its business, financial condition, and results of operations.
South Bow will need to provide internally or obtain from unaffiliated third parties the remaining services it currently receives from TC Energy or from third parties pursuant to agreements with third parties, notwithstanding and further to the provision of transitional services and facilities by TC Energy and its affiliates to South Bow and its affiliates pursuant to the Transition Services Agreement. South Bow may be unable to replace these remaining services in a timely manner or on terms and conditions as favourable as those received from TC Energy or as favourable as TC Energy receives from third parties. South Bow may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If South Bow fails to obtain the remaining services necessary to operate effectively or if it incurs greater costs in obtaining these remaining services, South Bow's business, financial condition and results of operations may be adversely affected.
Tax Treatment of Spinoff
The Canadian tax ruling received from the Canada Revenue Agency in respect of the Spinoff requires, among other things, that the transfer of the “Transferred Property” complies with all requirements of the public company "butterfly" rules in Section 55 of the Tax Act. Although the Spinoff was structured to comply with these rules, there are certain requirements of these rules that depend on events occurring following the Spinoff or that may not be within the control of South Bow. For example, under Section 55 of the Tax
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Act, TC Energy and/or South Bow will recognize a taxable gain on the transfer by TC Energy of the Transferred Property if: (a) a "specified shareholder" were to exist and such "specified shareholder" disposes of TC Energy or South Bow shares (or property that derives 10 per cent or more of its fair market value from such shares or property substituted therefor) to an unrelated person or partnership as part of the series of transactions, which includes the transfer by TC Energy of the Transferred Property; (b) there is an acquisition of control of TC Energy or of South Bow that is part of the series of transactions that includes the transfer by TC Energy of the Transferred Property; (c) a person unrelated to South Bow acquires in the aggregate (generally otherwise than in the ordinary course of operations of South Bow), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property acquired on the transfer by TC Energy that has a fair market value greater than 10 per cent of the fair market value of all property received by South Bow in the Spinoff; (d) a person unrelated to TC Energy acquires in the aggregate (generally otherwise than in the ordinary course of operations of TC Energy), as part of the series of transactions that includes the transfer by TC Energy of the Transferred Property, property retained by TC Energy in the Spinoff that has a fair market value greater than 10 per cent of the fair market value of all property retained by TC Energy in the Spinoff; or (e) certain persons acquire shares of TC Energy (other than in specified permitted transactions) in contemplation of, and as part of the series of transactions that includes, the transfer by TC Energy of the Transferred Property. If any of the above events were to occur and to cause the Spinoff to be taxable to South Bow under Section 55 of the Tax Act, TC Energy or South Bow, as applicable, and in some cases both TC Energy and South Bow, may be liable for a substantial amount of tax. In addition, if such an event were due to an act of South Bow (or one of its respective affiliates), or an omission by South Bow to act, South Bow would generally be required to indemnify TC Energy for taxes under the Tax Matters Agreement.
Similarly, TC Energy has received the U.S. tax ruling from the Internal Revenue Service ("IRS") on certain issues relating to the qualification of the Spinoff as generally tax-free under Sections 368(a)(1)(D) and 355(a), and related provisions of the U.S. Internal Revenue Code of 1986 (the "U.S. Tax Ruling"). In addition, as a condition to the Spinoff, TC Energy received an opinion from White & Case LLP, satisfactory to the board of directors of TC Energy, regarding certain U.S. federal income tax matters relating to the Spinoff. The validity of the U.S. Tax Ruling and the opinion of White & Case LLP is based on disclosure of the pertinent facts associated with the Spinoff and representations made to the IRS by TC Energy and South Bow. If any of the facts, assumptions, representations, or undertakings described therein are incorrect or not otherwise satisfied, or to the extent that certain additional transactions are entered into and/or executed by TC Energy or South Bow that are not fully disclosed in the U.S. Tax Ruling, the IRS can, to the extent such deviations from the disclosed facts, assumptions, or undertakings impact the tax treatment of the transaction, retroactively revoke or require modification of the U.S. Tax Ruling. Furthermore, notwithstanding the U.S. Tax Ruling or the opinion of White & Case LLP, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions in the U.S. Tax Ruling or such opinion. Accordingly, the IRS could determine that the Spinoff should be treated as a taxable transaction if it determines that any of these facts, assumptions, representations, or undertakings is not correct or has been violated or, if a modification is required, such modification may impact the scope of the conclusions in the U.S. Tax Ruling (to the extent such deviations were determinative to the treatment of the transaction as tax-free). Accordingly, there can be no assurance that the intended U.S. tax treatment will be achieved.
Under the expected terms of the Tax Matters Agreement, TC Energy and South Bow are generally required to indemnify the other party against any additional taxes and related amounts resulting from: (a) an acquisition of all or a portion of their respective equity securities or assets, whether by merger or otherwise (and regardless of whether they participated in or otherwise facilitated the acquisition); (b) other actions or failures to act; or (c) any inaccuracy or breach of their respective representations, covenants, or undertakings contained in any of the separation-related agreements and documents or in any documents relating to the tax rulings and/or the opinion(s) of tax advisors. Any such indemnity obligations, including the obligation to indemnify the other party for taxes resulting from the Spinoff and certain related transactions not qualifying as tax-free, could be material.
Post-closing Restrictions on South Bow
To preserve the intended tax treatment of the Spinoff, for a period of time following the Spinoff, South Bow may be prohibited, except in specific circumstances, from taking or failing to take certain actions, including:
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•material dispositions of its stock or assets, whether by merger or otherwise;
•issuances of equity securities beyond certain thresholds;
•repurchases of shares of its capital stock;
•ceasing to actively conduct certain aspects of its businesses; and/or
•taking or failing to take any other action that would jeopardize the intended tax treatment of the Spinoff and certain related transactions.
The foregoing restrictions may limit, for a period of time, the ability of South Bow to pursue certain strategic transactions or other transactions that it believes to be in the best interests of its shareholders or that might increase the value of its business. In addition, depending on the circumstances, South Bow may be required to indemnify TC Energy for taxes and certain related amounts resulting from the Spinoff and certain related transactions not qualifying for the intended tax treatment, which could have a substantial negative impact on South Bow's liquidity. See Indemnification Obligations Following Spinoff.
Indemnification Obligations Following Spinoff
Pursuant to the Tax Matters Agreement, South Bow agreed to a number of representations, warranties, and covenants, including an obligation to indemnify and hold harmless TC Energy against any loss suffered or incurred resulting from, or in connection with, a breach of certain tax-related covenants. In addition, under the terms of the Separation Agreement, subject to certain exceptions, South Bow has generally agreed to indemnify TC Energy and its affiliates from and against any liabilities that are primarily attributed to the Liquids Pipelines business, whether arising or accruing at, prior to or after completion of the Spinoff and whether the facts on which such liability is based occurred at, prior to or after completion of the Spinoff. South Bow has also agreed to indemnify TC Energy with respect to non-performance of its obligations under the Separation Agreement. Any indemnification claim against South Bow could be substantial, may not be able to be satisfied and may have a material adverse effect upon South Bow.
Risks Relating to Accessing Capital Markets
From time to time, South Bow may need to access the capital markets to obtain long-term and short-term financing. South Bow's access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including South Bow's business prospects and financial performance, its credit ratings, the liquidity of the overall capital markets, and the state of the economy. South Bow is not able to provide assurance that it will have access to the capital markets at the times and in the amounts needed or on terms acceptable to it.
Risks Relating to Operating as Standalone Entity
Upon completion of the Spinoff, South Bow became an independent, publicly traded company. The operating history of TC Energy in respect of the Liquids Pipelines business cannot be regarded as the operating history of South Bow. The ability of South Bow to raise capital, satisfy its obligations, and provide a return to its shareholders will be dependent on future performance. It will not be able to rely on the capital resources and cash flows of TC Energy. Further, as the Spinoff separated the ownership and operation of the Liquids Pipelines business from TC Energy's other business units, the Spinoff has resulted in reduced diversification which, in turn, increases South Bow's net exposure to risks associated with its specific assets and operating environment.
Risks Relating to Pre-emptive Rights
Certain of South Bow's assets, rights and interests, some of which may be material to its business, are subject to rights of first refusal, rights of first offer, and other pre-emptive rights of purchase that were triggered by the Spinoff. In such event, third parties would be entitled to acquire the applicable assets, rights, and interests on the terms set forth in the applicable agreement between South Bow and the third party. Any such exercise of such rights could have a negative impact on South Bow's business, financial condition, and results of operations.
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PROMOTER
Under applicable Canadian securities laws, TC Energy may be considered a promoter of South Bow in that it took the initiative in founding South Bow for the purpose of implementing the Spinoff.
South Bow acquired its assets from TC Energy pursuant to the Spinoff. As consideration for the acquisition of such assets, South Bow issued the promissory note (the "Note") payable to TC Energy in the aggregate principal amount of C$6.558 billion. The value of the Note was determined through the equitable allocation of the pre-Spinoff value of TC Energy's debt as determined by, among other things, an assessment of assets and liabilities to be transferred to South Bow pursuant to the Spinoff, an allocation of then current income tax payable, an allocation of transaction costs related to the Arrangement Agreement, and appropriate capital structures. The Note was repaid in full on the effective date of the Spinoff. Subsequent to the completion of the Spinoff, South Bow made a payment to TC Energy in the amount of C$31.8 million to adjust the cash balances of both companies as at the effective date of the Spinoff to the agreed upon amounts pursuant to the Separation Agreement.
As of the date of this AIF, and upon completion of the Spinoff, TC Energy does not beneficially own, control or direct, directly or indirectly, any voting or other equity securities of South Bow or its subsidiaries.
See General Development of the Business—Spinoff Transaction for additional details regarding the Spinoff and the related contractual arrangements between South Bow and its Former Parent.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
There were no: (i) penalties or sanctions imposed against South Bow by a court relating to securities legislation or by a security regulatory authority during the most recently completed financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against South Bow that would likely be considered important to a reasonable investor in making an investment decision, except in respect of the MP-171 and MP-14 incidents (see General Development of the Business – Keystone); or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority during our most recently completed financial year.
There are no legal proceedings to which South Bow is a party, or in respect of which any of South Bow's property was the subject of, which is or will be material to South Bow, and South Bow is not aware of any such legal proceedings that are contemplated.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as set forth elsewhere in this AIF, none of the directors or executive officers of South Bow, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest in any past transaction within the three years before the date of this AIF, or any proposed transaction, that has materially affected or would materially affect South Bow or any of the entities that are subsidiaries of South Bow.
AUDITORS, TRANSFER AGENT, AND REGISTRARS
KPMG LLP, Chartered Professional Accountants, of 2200, 240 4th Avenue S.W., Calgary, Alberta, T2P 4H4, is the auditor of South Bow.
The transfer agent and registrar for the common shares of South Bow is Computershare Investor Services Inc. at its principal offices in Calgary, Alberta, and Toronto, Ontario.
MATERIAL CONTRACTS
The Separation Agreement, as described in General Development of the Business, is a material contract of South Bow, other than contracts entered into in the ordinary course of business. A copy of the Separation Agreement is available under South Bow's SEDAR+ profile at www.sedarplus.ca.
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INTEREST OF EXPERTS
KPMG LLP, Chartered Professional Accountants, is South Bow's independent auditor and such firm has issued its report of independent registered public accounting firm dated March 13, 2026 with respect to the South Bow 2025 Annual Financial Statements. KPMG LLP confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to South Bow under all relevant U.S. professional and regulatory standards.
ADDITIONAL INFORMATION
Additional information relating to South Bow may be found under South Bow's SEDAR+ profile at www.sedarplus.ca. Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of South Bow's securities, and securities authorized for issuance under equity compensation plans, as applicable, will be contained in South Bow's management information circular to be filed in connection with its upcoming meeting of shareholders and will be available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in its filings with the SEC at www.sec.gov.
Additional financial information is contained in the 2025 Annual Financial Statements and the 2025 Annual MD&A which have been filed under South Bow's SEDAR+ profile at www.sedarplus.ca.
GLOSSARY
The following is a glossary of certain terms used in this AIF:
"2024 Annual Financial Statements" means the audited annual financial statements of South Bow as at and for the year ended December 31, 2024 and the related notes thereto, and the report of independent registered public accounting firm thereon;
"2025 Annual Financial Statements" means the audited annual financial statements of South Bow as at and for the year ended December 31, 2025 and the related notes thereto, and the report of independent registered public accounting firm thereon;
"AER" means the Alberta Energy Regulator;
"Arrangement Agreement" means the arrangement agreement dated April 10, 2024, between TC Energy, South Bow, and South Bow Pipelines Ltd., as it may be amended, supplemented, restated, or otherwise modified from time to time in accordance with its terms, which provides for, among other things, the terms of the Spinoff;
"ASC" means the Alberta Securities Commission;
"bbl" means barrel(s) of crude oil;
"bbl/d" means barrel(s) per day;
"CER" means the Canada Energy Regulator;
"Emergency Management Program" means the emergency management program that South Bow has implemented to provide a consistent and comprehensive approach to emergency preparedness, business continuity, and emergency response within South Bow;
"FERC" means the U.S. Federal Energy Regulatory Commission;
"Fitch" means Fitch Ratings Inc.;
"GHG" means greenhouse gas;
"HSSE" means health, safety, sustainability, and environment;
"IRS" means the U.S. Internal Revenue Service;
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"MMbbl" means millions of barrels;
"MMbbl/d" means millions of barrels per day;
"Moody's" means Moody's Ratings, a division of Moody's Investors Service, Inc.;
"NAFTA" means the North American Free Trade Agreement;
"NI 52-110" means National Instrument 52-110 –Audit Committees;
"NYSE" means the New York Stock Exchange;
"PHMSA" means the U.S. Pipeline and Hazardous Materials Safety Administration;
"SEC" means the U.S. Securities and Exchange Commission;
"Stock Option" means an option to purchase a common share of South Bow at a particular exercise price pursuant to the South Bow Stock Option Plan;
"Stock Option Plan" means the stock option plan of South Bow pursuant to the Plan of Arrangement;
"S&P" means S&P Global Ratings, a division of S&P Global Inc.;
"Tax Act" means the Income Tax Act (Canada), as amended;
"Transferred Property" means all of the issued and outstanding common shares of South Bow Pipelines Ltd. held by TC Energy immediately prior to the time of completion of the Spinoff;
"TSX" means the Toronto Stock Exchange;
"U.S. Exchange Act" means United States Securities Exchange Act of 1934, as amended;
"USMCA" means the United States-Mexico-Canada Agreement; and
"WCSB" means the Western Canadian Sedimentary Basin.

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APPENDIX A – CHARTER OF THE SOUTH BOW AUDIT COMMITTEE
1. Purpose

The Audit Committee shall assist the Board of Directors (the “Board”) of South Bow Corporation (the “Company”), in overseeing and monitoring, among other things, the:

•Company's financial accounting and reporting process;
•integrity of the financial statements;
•Company's internal control over financial reporting;
•external financial audit process;
•compliance by the Company with legal and regulatory requirements; and
•independence and performance of the Company's internal and external auditor.

To fulfill its purpose, the Audit Committee has been delegated certain authorities by the Board that it may exercise on behalf of the Board.

2. Roles And Responsibilities

I.    Appointment of The Company's External Auditor

Subject to confirmation by the external auditor of their compliance with Canadian and U.S. regulatory registration requirements, the Audit Committee shall recommend to the Board the appointment of the external auditor, such appointment to be confirmed by the Company's shareholders at each annual meeting. The Audit Committee shall also recommend to the Board the compensation to be paid to the external auditor for audit services. The Audit Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee.

The Audit Committee shall review and approve the audit plan of the external auditor. The Audit Committee shall also receive periodic reports from the external auditor regarding the auditor's independence, discuss such reports with the auditor, consider whether the provision of non‑audit services is compatible with maintaining the auditor's independence and take appropriate action to satisfy itself of the independence of the external auditor. In addition, to further satisfy itself of audit quality and the independence of the external auditor, the Audit Committee shall undertake a Periodic Comprehensive Review of the External Auditor at least once every five years.

II.    Oversight In Respect of Financial Disclosure

The Audit Committee shall, to the extent it deems it necessary or appropriate:

a)review, discuss with management and the external auditor and recommend to the Board for approval, the Company's audited annual consolidated financial statements, and other continuous disclosure in accordance with applicable Canadian and United States securities laws, rules and regulations, including the annual information form or equivalent, Management's Discussion and Analysis (“MD&A”), news releases on annual financial results, all financial information in prospectuses and other offering memoranda, financial statements required by securities regulators, all prospectuses and all documents which may be incorporated by reference into a prospectus including, without limitation, the annual management information circular or equivalent, but excluding any pricing or prospectus supplement relating to the issuance of debt securities of the Company;

b)review, discuss with management and the external auditor and recommend to the Board for approval, the release to the public of the Company's interim reports, including the consolidated financial statements, MD&A and news releases on quarterly financial results;

c)review and discuss with management and the external auditor the use of non-GAAP information and the applicable reconciliation;

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d)review and discuss with management any financial outlook or future-oriented financial information disclosure in advance of its public release; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made); the Audit Committee need not discuss in advance each instance in which the Company may provide financial projections or presentations to credit rating agencies;

e)review with management and the external auditor major issues regarding accounting policies and auditing practices, including any significant changes in the Company's selection or application of accounting policies, as well as major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies that could significantly affect the Company's financial statements;

f)review and discuss quarterly findings reports from the external auditor on:

i.all critical accounting policies and practices to be used;

ii.all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor;

iii.other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

g)review with management and the external auditor the effect of regulatory and accounting developments on the Company's financial statements;

h)review with management and the external auditor the effect of any off-balance sheet structures on the Company's financial statements;

i)review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including arbitration and tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

j)review disclosures made to the Audit Committee by the Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) during their certification process for the periodic reports filed with securities regulators about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls;

k)discuss with management the Company's material financial risk exposures (including but not limited to, counterparty risk, interest rate and foreign exchange risk, market risk, and insurance risk) and the steps management has taken to monitor and control such exposures, including the Company's financial-related risk assessment and risk management policies;

III.    Oversight in Respect of Legal and Regulatory Matters

a)review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies;

IV.    Oversight in Respect of Internal Audit

a)review and approve the audit plans of the internal auditor of the Company including the degree of coordination between such plans and those of the external auditor and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud or other illegal acts;

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b)review the significant findings prepared by the internal audit department and recommendations issued by it or by any external party relating to internal audit issues, together with management's response thereto;

c)review compliance with the Company's policies and avoidance of conflicts of interest;

d)review the report prepared by the internal auditor on officers' expenses;

e)review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function, including reports from the internal audit department on its audit process with subsidiaries and affiliates;

f)ensure the internal auditor has access to the Chair of the Audit Committee, the Board and the CEO and meet separately with the internal auditor to review with him or her any problems or difficulties he or she may have encountered and specifically:

i.any difficulties which were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

ii.any changes required in the planned scope of the internal audit, the internal audit department responsibilities, budget and staffing;

and to report to the Board on such meetings;

V.    Oversight in Respect of The External Auditor

a)review any letter, report or other communication from the external auditor in respect of any identified weakness in internal control or unadjusted difference and management's response and follow‑up, inquire regularly of management and the external auditor of any significant issues between them and how they have been resolved, and intervene in the resolution if required;

b)receive and review annually the external auditor's formal written statement of independence delineating all relationships between itself and the Company;

c)meet separately with the external auditor to review any problems or difficulties the external auditor may have encountered and specifically:
i.any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

ii.any changes required in the planned scope of the audit;

and to report to the Board on such meetings;

d)meet with the external auditor prior to the audit to review the planning and staffing of the audit;

e)receive and review annually the external auditor's written report on their own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

f)review and evaluate the external auditor, including the lead partner of the external auditor team;

g)ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law, but at least every five years;

VI.    Oversight in Respect of Audit and Non‑Audit Services

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a)pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non‑audit services, other than non‑audit services where:

i.the aggregate amount of all such non‑audit services provided to the Company that were not pre-approved constitutes not more than five per cent of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non‑audit services are provided;

ii.such services were not recognized by the Company at the time of the engagement to be non‑audit services;

iii.such services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee;

b)approval by the Audit Committee of a non‑audit service to be performed by the external auditor shall be disclosed as required under securities laws and regulations;

c)the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this subsection. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

d)if the Audit Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

VII.    Oversight in Respect of Certain Policies

a)review and recommend to the Board for approval the implementation of, and significant amendments to, policies and program initiatives deemed advisable by management or the Audit Committee with respect to the Company's code of business ethics (“COBE”), risk management and financial reporting policies;

b)obtain reports from management, the Company's senior internal auditing executive and the external auditor and report to the Board on the status and adequacy of the Company's efforts to ensure its businesses are conducted and its facilities are operated in an ethical, legally compliant and socially responsible manner, in accordance with the Company's COBE;

c)establish a non‑traceable, confidential and anonymous system by which callers may ask for advice or report any ethical or financial concern, ensure that procedures for the receipt, retention and treatment of complaints in respect of accounting, internal controls and auditing matters are in place, and receive reports on such matters as necessary;

d)annually review and assess the adequacy of the Company's public disclosure policy;

e)review and approve the Company's hiring policy for partners, employees and former partners and employees of the present and former external auditor (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company's audit as an employee of the external auditor during the preceding one-year period) and monitor the Company's adherence to the policy;

VIII.    Oversight in Respect of Financial Aspects of the Company's Pension Plans (the “Pension Plans”),                 specifically:

a)delegate the ongoing administration and management of the financial aspects of the pension plans to the Pension Committee comprised of members of the Company's management team appointed by the Human Resources Committee, in accordance with the Pension Committee Charter, which terms shall be approved by both the Audit Committee and the Human Resources Committee;

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b)monitor the financial management activities of the Pension Committee and receive updates at least annually from the Pension Committee on the investment of the Plan assets, actuarial valuation and funding requirements;

c)provide advice to the Human Resources Committee on any proposed changes in the Company's pension plans in respect of any significant effect such changes may have on pension financial matters;

d)approve the initial selection or change of actuary for the Company's pension plans;

IX.    U.S. Stock Plans

a)review and approve the engagement and related fees of the auditor for any plan of a U.S. subsidiary that offers Company stock to employees as an investment option under the plan;

X.    Oversight in Respect of Internal Administration

a)review annually the reports of the Company's representatives on certain audit committees of subsidiaries and affiliates of the Company and any significant issues and auditor recommendations concerning such subsidiaries and affiliates;

b)oversee succession planning for the senior management in finance, treasury, tax, risk, internal audit and the controllers' group;

XI.    Information Security

a)review quarterly, the report of the Chief Information Officer (or such other appropriate Company representative) on information security controls, education and awareness;

b)discuss with management the Company’s material information security risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

XII.    Oversight Function

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Audit Committee, its Chair and any of its members who have accounting or related financial management experience or expertise are members of the Board, appointed to the Audit Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day-to-day operation of such activities. Although designation of a member or members as an "audit committee financial expert" is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Audit Committee, designation as an "audit committee financial expert" does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Audit Committee and Board in the absence of such designation. Rather, the role of any audit committee financial expert, like the role of all Audit Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

3. Composition of Audit Committee

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The Audit Committee shall consist of three or more directors, and all of whom are unrelated and/or independent for the purposes of applicable Canadian and United States securities law and applicable rules of any stock exchange on which the Company's securities are listed. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise (as those terms are defined from time to time under the requirements or guidelines for audit committee service under securities laws and the applicable rules of any stock exchange on which the Company's securities are listed for trading or, if it is not so defined, as that term is interpreted by the Board in its business judgment).

4. Appointment of Audit Committee Members

The members of the Audit Committee shall be appointed by the Board from time to time on the recommendation of the Governance and Risk Committee and shall hold office until the next annual meeting of shareholders or until their successors are earlier appointed or until they cease to be directors of the Company.

5. Vacancies

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board on the recommendation of the Governance and Risk Committee.

6. Audit Committee Chair

The Board shall appoint a Chair of the Audit Committee who shall:

(a)review and approve the agenda for each meeting of the Audit Committee and, as appropriate, consult with members of management;

(b)preside over meetings of the Audit Committee;

(c)make suggestions and provide feedback from the Audit Committee to management regarding information that is or should be provided to the Audit Committee;

(d)report to the Board on the activities of the Audit Committee relative to its recommendations, resolutions, actions and concerns; and

(e)meet as necessary with the internal and external auditor.

7. Absence of Audit Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting shall be chosen by the Audit Committee to preside at the meeting.

8. Secretary Of Audit Committee

The Corporate Secretary shall act as Secretary to the Audit Committee.

9. Meetings

The Chair, or any two members of the Audit Committee, or the internal auditor, or the external auditor, may call a meeting of the Audit Committee. The Audit Committee shall meet at least quarterly. The Audit Committee shall meet periodically with management, the internal auditor and the external auditor in separate executive sessions.

10. Quorum

A majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

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11. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing, facsimile communication or by other electronic means to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Attendance of Company Officers and Employees at Meeting

At the invitation of the Chair of the Audit Committee, one or more officers or employees of the Company may attend any meeting of the Audit Committee.

13. Procedure, Records and Reporting

The Audit Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Audit Committee may deem appropriate but not later than the next meeting of the Board.

14. Review Of Charter And Evaluation Of Audit Committee

The Audit Committee shall review its Charter annually or otherwise, as it deems appropriate, and, if necessary, propose changes to the Governance and Risk Committee and the Board. The Audit Committee shall annually review and evaluate its own performance.

15. Outside Experts and Advisors

The Audit Committee is authorized, when deemed necessary or desirable, to retain and pay the compensation for independent counsel, outside experts and other advisors, at the Company's expense, to advise the Audit Committee or its members independently on any matter.

16. Reliance

Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations, and (iii) representations made by management and the external auditor, as to any information technology, internal audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.
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